FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Press Release regarding January – December 2019 Results

2	January – December 2019 Earnings Presentation

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Press release released today covering:

-	The Group’s 2019 results.

-	The remuneration for shareholders proposed by the board of directors to the next ordinary general shareholders´ meeting to be charged to those results.

Boadilla del Monte (Madrid), 29 January 2020

Santander earns €6,515 million in attributable profit in 2019 as fourth quarter profit increased by 35% to €2,783 million

Underlying profit for the quarter increased to €2,072 million, up 5% versus Q4 2018 on a constant currency basis

The Group’s CET1 capital ratio increased to 11.65%

The board will propose to shareholders at the annual general meeting an increase in cash dividend per share and a total dividend of €0.23 per share

Madrid, 29 January 2020 - PRESS RELEASE

∎

Through successful execution of its strategy, Santander generated record total annual revenues of more than €49 billion in 2019, up 2% (+3% on a constant currency basis), supported by strong growth in customer revenues in the Americas.

∎	The Group delivered solid growth in business volumes, with loans and customer funds increasing by 4% and 6% respectively year on year on a constant currency basis.

∎

The global businesses, Santander CIB (corporate and investment banking) and Wealth Management & Insurance, have continued to show superior growth, leveraging the strength of Santander, contributing 26% of the Group’s underlying profit.

∎	Loyal customers increased 9% to 21.6 million and digital customers grew to 37 million in 2019. The number of sales through mobile doubled in the year.

∎	Credit quality remained very strong with the Group’s non-performing loan ratio falling by 41 basis points (bps) year-on-year to 3.32%, while the cost of credit remained broadly stable at 1%.

∎	The Group’s digital transformation continued to drive increased customer engagement while allowing Santander to maintain a best-in-class efficiency ratio of 47%.

∎

Santander made capital gains of €711 million in the quarter, primarily related to the custody business transaction. Including the net charges announced in previous quarters, net gains and provisions for the year were -€1,737 million.

∎

The CET1 capital ratio for the Group increased in the quarter by 35 basis points (bps) to 11.65%. Strong capital generation in the last 12 months (97 bps) was partially offset by regulatory headwinds (-62 bps). The bank expects its CET1 capital ratio to be close to 12% by end of 2020.

∎

Santander’s board of directors has proposed to increase the cash dividend per share with a second and final dividend against 2019 of €0.13 per share, subject to shareholder approval, comprised of €0.10 in cash and €0.03 in scrip.

∎

Including the €0.10 per share dividend paid last November, Santander’s full dividend for 2019 would be €0.23 per share, comprised of €0.20 in cash and €0.03 in scrip, representing a c.3% increase in cash dividend per share versus 2018, subject to shareholder approval.

Corporate Communications	1
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Banco Santander Group Executive Chairman, Ana Botín, said:

“Our 2019 results show we are successfully executing on our strategy, generating predictable, sustainable and balanced growth, with a very strong fourth quarter, confirming underlying positive trends. We earned the loyalty of our customers, delivering record annual revenues and strong underlying profit. This allowed us to further strengthen our capital base and grow our CET1 capital ratio to 11.65%.

Our focus on customer loyalty, geographic diversification and scale drove strong operating performance across all regions. Our South American business continued to generate healthy growth; we maintained strong momentum in North America, with the US delivering among the fastest growing underlying profit of all markets; and in Europe we achieved a 10% return on tangible equity, despite a challenging interest rate environment.

Across the Group we see significant opportunities to continue growing our business in a responsible way - further improving operating performance by leveraging the strength of the Group, advancing our digital transformation, including the development of the Santander Global Platform, while continuing to optimise capital allocation.

We are well on track to achieve our medium-term goals and expect to deliver high single digit average annual earnings per share growth over the next three years, while continuing to invest for the future. As a result of the very strong performance we are proposing to increase our cash dividend per share again this year, meaning that cash DPS has more than doubled since 2014.”

Results Summary

	Q419 (m)	Q419 v Q418.	Q419 v Q418 (EX FX)	2019 (m)	2019 v 2018	2019 v 2018 (EX FX)

Total income	€12,592	0%	+4%	€49,494	+2%	+3%

Operating expenses	(€5,971)	+1%	+5%	(€23,280)	+2%	+3%

Net operating income	€6,621	0%	+3%	€26,214	+2%	+3%

Net loan-loss provisions	(€2,573)	+5%	+8%	(€9,321)	+5%	+5%

Underlying profit before tax	€3,506	-1%	+2%	€14,929	+1%	+2%

Tax	(€1,109)	-6%	-1%	(€5,103)	-2%	-1%

Underlying profit	€2,072	+2%	+5%	€8,252	+2%	+3%

Net capital gains and provisions	€711	—	—	(€1,737)	—	—

Attributable Profit	€2,783	+35%	+38%	€6,515	-17%	-16%

Banco Santander achieved an attributable profit of €6,515 million in 2019, 17% less than in 2018, after recording net charges amounting to -€1,737 million. The charges related primarily to the UK goodwill impairment announced in September last year (-€1,491 million), as well as restructuring costs in several markets and other provisions. They were partly offset by the €693 million net capital gain from the custody business transaction which concluded in December 2019 and other capital gains.

Corporate Communications	2
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Excluding net charges, the underlying attributable profit in 2019 was €8,252 million, up 2% year-on-year (+3% on a constant currency basis), driven by further growth in customers and business volumes.

In the fourth quarter alone, attributable profit increased to its highest level ever at €2,783 million (up 35% YoY). Excluding net charges, underlying profit was €2,072 million in the quarter, up 2% (+5% on a constant currency basis), with an underlying return on tangible equity (RoTE), a key measure of profitability, remaining among the highest of our peer group at 11.6% (11.8% for the full year).

In 2019, the results continued to reflect solid underlying trends, with customer revenues (net interest income and net fee income) increasing, costs beginning to reflect the synergies obtained in various units and the cost of credit, the rate at which the bank needs to provision when lending money, remaining at very low levels (1%).

The bank’s commercial and digital transformation also continued to improve the quality and recurrence of its revenues, with net interest income (revenues generated by interest-bearing assets minus costs of deposits) increasing to €35,283 million, up 3% (+4% on a constant currency basis).

Santander generated record total annual revenues of more than €49 billion, up 2% year-on-year (+3% on a constant currency basis), supported by strong growth in customer revenues in the Americas, Santander CIB (corporate and investment banking) and Wealth Management & Insurance (private banking, asset management and insurance). 95% of the bank’s income came from customer revenues (net interest income plus net fee income), well above the average of its competitors, demonstrating the quality and stability of the bank’s earnings.

The bank continued to leverage its scale and global capabilities to improve operating performance with a new regional management structure, new efficiencies and the successful conclusion of the Popular integration. Group costs fell 0.4% in real terms (without inflation) as the bank progressed in its strategic aim to operate as “One Europe”, while North America improved synergies as a region, and South America maintained a disciplined approach to cost management.

The rapid growth in digital adoption continued, with the number of customers using internet banking or mobile increasing by five million to 37 million, 52% of total active customers. Digital customers connect to the bank on average five times a week, which has helped increase the proportion of sales made through digital to 36% out of total sales. The number of sales through mobile doubled in the year.

The number of loyal customers (customers using Santander as their primary bank) grew 9% to 21.6 million. This supported solid growth in business volumes, with loans and customer funds increasing by 4% and 6% respectively on a constant currency basis.

To accelerate progress towards becoming the best open financial services platform, the bank consolidated all its digital services under the new Santander Global Platform area with the goal of building platforms once for all of Santander’s markets in order to offer the best digital services. This new reporting unit includes mainly: Global Merchant Services (GMS) and Global Trade Services (GTS), which are focused on payments services for SMEs; Superdigital and Openbank, which offer digital banking solutions for individuals, as well as other initiatives such as the InnoVentures fund, and Santander Digital Assets.

In summary, Santander Global Platform offers digital services based on payment solutions as the main driver of loyalty. In 2019, Santander also announced a strategic investment in Ebury, the best-in-class trade and exchange facilitator for SMEs trading internationally.

Corporate Communications	3
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Openbank, Santander’s full-service digital bank, delivered solid growth with a 134% increase in mortgage sales year-on-year and a 50% increase in credit card purchases in the same period. The bank now serves 1.3 million customers in Spain and in Q4 began to open accounts to customers in Germany, Netherlands and Portugal and expects to launch in Argentina this year.

Superdigital increased its number of active customers by 59% and it was launched in Chile this year, adding to its existing presence in Brazil and Mexico. Santander also made a number of new investments through the venture capital arm InnoVentures in areas such as identity verification, digital debt platforms, and blockchain. During the year the bank issued the first ever bond to be managed end-to-end using entirely blockchain technology.

This acceleration in digital adoption, combined with growth in customer revenue and cost management, allowed the bank to maintain a ‘best-in-class’ cost-to-income ratio of 47%.

Credit quality improved further in the year, with the non-performing loan ratio falling by 41 basis points (bps) in the year to 3.32%. Cost of credit remained stable at 1%.

In 2019, Santander achieved a record of 97 bps in gross capital generation, which was partially offset by regulatory headwinds (-62 bps). As a result, the Group’s CET1 ratio increased by 35 bps in the year to 11.65% at 31 December 2019. In the last five years, the bank has generated an average of 40 bps in CET1 capital per year and expect to be close to 12% by end of 2020 and achieve high single digit average annual earnings per share (EPS) growth over the next three years.

Santander’s board of directors has decided to propose to the next annual general meeting a second dividend against 2019 results of €0.13 per share, comprised of €0.10 in cash and €0.03 in scrip.

Including the €0.10 per share dividend paid last November, Banco Santander’s full dividend against the 2019 results would be, if approved by the annual general meeting, €0.23, representing a c.3%1 increase in cash dividend per share versus 2018, within the announced payout ratio over the underlying attributable profit of 40-50%. The 2020 annual general meeting will be called following the next meeting of the board. Banco Santander’s full dividend against the 2018 results was €0.23 (€0.195 in cash and 0.035 in scrip).

At the bottom of the press release, there is further information on this remuneration, including expected key dates for its recognition and payment if approved at Banco Santander’s annual general meeting.

Markets Summary (2019 vs 2018)

To better reflect the local performance of each market, the year-on-year percentage changes provided below are presented on a constant currency basis. Variations in current euros are available in the financial report.

Santander’s unique geographic diversification and scale continues to drive predictable and profitable growth, with European franchises contributing 47% of Group underlying attributable profit, South America contributing 37% and North America contributing 16%. Brazil continues as the growth engine for the Group, contributing 28% of the total Santander underlying profit, followed by Spain (15%), Santander Consumer Finance (13%), the UK (11%), Mexico (9%), the US (7%) and Chile (6%).

1 Cash dividend per share against 2019 results would be €0.20, while the 2018 cash dividend per share was €0.195.

Corporate Communications	4
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Europe. Underlying profit in Europe was €4,878 million in 2019, 3% lower year-on-year due to higher provisions and reductions in both gains on financial transaction and net fee income in CIB. Costs were down 1% (-2.4% in real terms) in the region after the bank achieved around €200 million in net cost savings in the year by simplifying the business model and structure to operate in a more integrated way, resulting in an underlying RoTE of 10%. Loans increased by 2% with digital customers growing 9% to 13.8 million, while loyal customers grew 6% to 10 million.

∎

In Spain, underlying profit was €1,585 million, up 2%, thanks to an acceleration in cost reductions due to the integration of Banco Popular. In 2019, Santander successfully completed the migration of all Popular branches and customers to the Santander platform while maintaining the highest level of service. The bank grew loyal customers (+5%) and this was reflected in the positive evolution of key activity indicators, with growth in consumer lending (+24%) and international business (+15%).

∎

In Santander Consumer Finance (SCF), underlying profit grew 2% in 2019 to €1,314 million. SCF maintained its position as the market leader in European consumer finance, increasing new lending by 5% and growing in almost all countries despite the fall in car sales in the European market. This supported a high level of profitability, with an underlying RoTE of 15.3% in the period. SCF reached two strategic agreements during the year: the acquisition of 51% of Hyundai Capital in Germany, which strengthened SCF’s leadership in the country, and an agreement with Ford Motor Company to buy their captive finance company in the Nordic countries.

∎

In the UK, underlying profit was €1,077 million, down 16% reflecting the ongoing competitive pressures. Business activity remained robust with growth in mortgage lending, leading to a gross loan growth of 4%. The focus on digitalisation meant that one in two new current accounts opened in 2019 was through digital channels, and almost two thirds of new credit cards were opened online. Cost fell 3% in real terms, showing the first synergies from the business transformation plan.

∎

In Portugal, underlying profit increased by 10% to €525 million due to improving efficiency and the low cost of credit. Santander strengthened its position as the largest privately-owned bank in Portugal, with its market share in new lending to companies and mortgages at around 20%. Loans fell 1% while customer deposits increased 6%. Costs fell 3% thanks to the revision and simplification of internal processes and the optimisation of the branch network.

Corporate Communications	5
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

∎

In Poland, underlying attributable profit increased 19% to €349 million thanks to improvements in net interest income and efficiency. Loans and customer deposits both increased by 5%. The bank continued to focus on the integration of Deutsche Bank Polska’s retail and SME business in order to achieve the expected synergies while strengthening its position as the second largest bank in terms of assets in the country.

North America. Underlying profit in North America increased by 21% to €1,667 million in 2019, driven by positive revenue performance and improved cost of credit. Loans and customer funds increased by 10% and 7%, respectively. The number of digital customers reached five million, 35% more than the previous year while loyal customers increased 22% to 3.5 million.

∎

In the US, underlying profit was €717 million, up 24%, as improving trends in lending and higher revenues offset the impact of rate decreases. Credit quality ratios also improved, with the non-performing loan ratio falling 72 basis points at 2.2%, and a high coverage of 162%. Santander US is 10th largest bank in the Northeast region, while Santander Consumer USA, the US consumer finance business, continued to deliver strong profitability, with a 20% underlying RoTE (adjusted for excess capital).

∎

In Mexico, underlying profit increased by 19% to €950 million, driven by solid growth in net interest income and net fee income and lower loan-loss provisions. During the period, the Group increased its stake in its Mexican unit to 91.65%, from 74.96%, following the completion of a share buy-back. Lending increased to both individuals and companies (consumer credit and credit cards grew 6%, and mortgage loans 7%), while digital customers continued to grow, reaching 4.2 million, a 45% increase in 2019.

South America. Underlying profit in South America was €3,924 million, up 18%. Total income increased 11%, underpinned by strong growth in customer revenue, due to good spread management, higher volumes in all countries and increased loyalty. As a result, underlying RoTE was 20.6%. Digital customers reached 17.3 million, up 15%, while loyal customers increased to 7.9 million, up 7%.

∎

In Brazil, underlying profit was €2,939 million, up 16%, reflecting greater productivity and improved efficiency. The strategic focus on customer service was reflected in sustainable revenue growth, which, combined with good cost control, resulted in the best efficiency ratio in recent years at 33%. Net interest income rose by 6% and net fee income 12%, with good performance in almost all revenue lines. This resulted in an underlying RoTE increase of 1.5 percentage points to 21.2%. Loans increased by 8% in 2019 (including over €2 billion in mortgages), while digital customers grew 18% to 13.5 million.

∎

In Chile, underlying profit was €630 million, up 7%. Santander captured over 24% of new account openings in the country, while loans increased by 8% in the period. The bank continued to open more Work Café branches and pilot branches of Work Café 2.0, with good initial results in efficiency and productivity. Profitability improved, with underlying RoTE reaching 18.1%.

∎	In Argentina, underlying profit was €144 million, up 224%, thanks to the growth of net interest income and efficiency improvements.

∎	In the rest of South America, which includes, Uruguay and the Andean Region (Peru and Colombia), underlying profit increased to €213 million (+24%).

Banco Santander is one of largest banks in the world and with a market capitalisation of c.€60 billion. It has a strong and focused presence in ten core markets across Europe and the Americas with four million shareholders and nearly 200,000 employees serving 145 million customers.

Corporate Communications	6
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Proposed dividend against 2019 results

The Board of Directors of the Bank has resolved to submit to the next annual general Shareholders meeting that the second payment of the remuneration against the results of 2019 amounts to 0.13 euros per share by means of (1) a final dividend in cash of 0.10 euros per share (the “Final Cash Dividend”) and (2) a scrip dividend (under the “Santander Dividendo Elección” scheme) (the “SDE Scheme”) that will entail the payment in cash, for those shareholders who so choose, of 0.03 euros per share.

If shareholders approve this proposal, the percentage of 2019 underlying attributable profit applied to shareholder remuneration (payout) will be of 46.3% (within the 40-50% range indicated at the beginning of 2019) and the proportion of cash dividend will be 89.6%2 (thus exceeding that of 2018, also as announced at the beginning of the year).

If this remuneration is approved it is envisaged that the key dates for the recognition and payment will be as follows:

Expected timeline for the Final Cash Dividend

29 April 2020 (23:59 hours CET)

Last trading date: Those shareholders who have acquired their shares until this date (inclusive) and who therefore appear as shareholders in the registries of Iberclear at 23:59 hours CET on 4 May 2020 (record date), will be entitled to receive the Final Cash Dividend.

30 April 2020	Ex-date: Santander shares start trading ex-coupon with respect to the Final Cash Dividend.
4 May 2020 (23:59 hours CET)	Record date, as indicated in the first row.
5 May 2020	Date from which the Final Cash Dividend will be paid

Expected timeline for the SDE Scheme3

28 April 2020

Execution of the capital increase. Communication of the number of rights needed to receive one share and of the final price of the right-purchase commitment [4] , which shall be determined considering the stock price of the Santander share on 21, 22, 23, 24 and 27 April.

29 April 2020 (23:59 hours CET)

Last trading date: Those shareholders who have acquired their shares until this date (inclusive) and who therefore appear as shareholders in the registries of Iberclear at 23:59 hours CET on 4 May 2020 (record date), will be entitled to participate in the SDE Scheme.

30 April 2020	Ex-date: Commencement of the rights trading period. Santander shares start trading ex-coupon with respect to the SDE Scheme.
4 May 2020 (23:59 hours CET)	Record date, as indicated in the second row
11 May 2020	Last date to request remuneration in cash (sale of rights to Grupo Santander).

[2]	Assuming a ratio of cash options in the SDE Scheme of 80%.
[3]

The term for the acceptance of the right-purchase commitment and the envisaged payment date for those who request cash and the date of delivery of shares may not be coincidental with those set out above in respect of those shareholders holding Santander shares in the various foreign stock exchanges in which the Bank is listed from time to time.

[4]

The option to receive cash throughout the sale of rights to Grupo Santander will only be available with regard to the rights allotted to those who have acquired their shares in Banco Santander until the relevant reference date (last trading date) (inclusive), and who appear as shareholders in the registries of Iberclear at 23:59 hours CET on 4 May 2020. This option will not be available with regard to rights acquired on market.

Corporate Communications	7
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

14 May 2020	End of the trading period of the rights. Acquisition of rights by Grupo Santander from those shareholders who have requested cash.
18 May 2020	Payment of cash to shareholders who have so requested.
27 May 2020

Commencement of the ordinary trading of the new shares in the Spanish Stock Exchanges, subject to the granting of the relevant authorizations[5]. Shareholders who have opted for new shares have them delivered.

5 Estimated date. Admission to listing of the new shares in the foreign stock exchanges where the Bank is listed from time to time shall also be requested.

Corporate Communications	8
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Key consolidated data (from financial report)

BALANCE SHEET (EUR million)	Dec-19	Sep-19%		Dec-19	Dec-18%		Dec-17
Total assets	1,522,695	1,517,885	0.3	1,522,695	1,459,271	4.3	1,444,305
Loans and advances to customers	942,218	916,003	2.9	942,218	882,921	6.7	848,915
Customer deposits	824,365	814,285	1.2	824,365	780,496	5.6	777,730
Total funds	1,050,765	1,035,651	1.5	1,050,765	980,562	7.2	985,702
Total equity	110,659	108,526	2.0	110,659	107,361	3.1	106,832

Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios
INCOME STATEMENT (EUR million)	Q4’19	Q3’19%		2019	2018	%	2017
Net interest income	8,841	8,806	0.4	35,283	34,341	2.7	34,296
Total income	12,327	12,466	(1.1)	49,229	48,424	1.7	48,355
Net operating income	6,356	6,744	(5.8)	25,949	25,645	1.2	25,362
Profit before tax	3,831	2,181	75.7	12,543	14,201	(11.7)	12,091
Attributable profit to the parent	2,783	501	455.5	6,515	7,810	(16.6)	6,619

Changes in constant euros: Q4’19/ Q3’19: Nll: +0.4%; Total income: -1.0%; Net operating income: -5.1%; Attributable profit: +412.0% 2019/ 2018: Nll: +3.5%; Total income: +2.6%; Net operating income: +1.9%; Attributable profit: -15.9%

UNDERLYING INCOME STATEMENT (1) (EUR million)	Q4’19	Q3’19%		2019	2018	%	2017
Net interest income	8,841	8,806	0.4	35,283	34,341	2.7	34,296
Total income	12,592	12,466	1.0	49,494	48,424	2.2	48,392
Net operating income	6,621	6,744	(1.8)	26,214	25,645	2.2	25,473
Profit before tax	3,506	3,844	(8.8)	14,929	14,776	1.0	13,550
Attributable profit to the parent	2,072	2,135	(3.0)	8,252	8,064	2.3	7,516

Changes in constant euros: Q4’19/ Q3’19: Nll: +0.4%; Total income: +1.1%; Net operating income: -1.2%; Attributable profit: -2.3%

2019/ 2018: Nll: +3.5%; Total income: +3.2%; Net operating income: +3.0%; Attributable profit: +3.2%

EPS, PROFITABILITY AND EFFICIENCY (%)	Q4’19	Q3’19%		2019	2018	%	2017
EPS (euro)	0.161	0.021	670.3	0.362	0.449	(19.4)	0.404
Underlying EPS (euro) (1)	0.116	0.121	(4.0)	0.468	0.465	0.7	0.463
RoE	9.10	7.02		6.62	8.21		7.14
RoTE	12.62	9.86		9.31	11.70		10.41
Underlying RoTE (1)	11.63	12.19		11.79	12.08		11.82
RoA	0.68	0.56		0.54	0.64		0.58
RoRWA	1.69	1.39		1.33	1.55		1.35
Underlying RoRWA(1)	1.57	1.65		1.61	1.59		1.48
Efficiency ratio	47.4	45.9		47.0	47.0		47.4

SOLVENCY AND NPL RATIOS (%)	Dec-19	Sep-19%		Dec-19	Dec-18%		Dec-17
CET1(2)	11.65	11.30		11.65	11.30		10.84
Fully loaded Total Capital ratio (2)	15.02	14.68		15.02	14.77		14.48
NPL ratio	3.32	3.47		3.32	3.73		4.08
Coverage ratio	68	67		68	67		65

MARKET CAPITALISATION AND SHARES	Dec-19	Sep-19%		Dec-19	Dec-18%		Dec-17
Shares (millions)	16,618	16,618	—	16,618	16,237	2.3	16,136
Share price (euro)	3.730	3.737	(0.2)	3.730	3.973	(6.1)	5.479
Market capitalisation (EUR million)	61,986	62,094	(0.2)	61,986	64,508	(3.9)	88,410
Tangible book value per share (euro)	4.36	4.25		4.36	4.19		4.15
Price / Tangible book value per share (X)	0.86	0.88		0.86	0.95		1.32
P/E ratio (X)	10.30	13.90		10.30	8.84		13.56

OTHER DATA	Dec-19	Sep-19%		Dec-19	Dec-18%		Dec-17
Number of shareholders	3,986,093	4,025,074	(1.0)	3,986,093	4,131,489	(3.5)	4,029,630
Number of employees	196,419	201,017	(2.3)	196,419	202,713	(3.1)	202,251
Number of branches	11,952	12,691	(5.8)	11,952	13,217	(9.6)	13,697
(1)

In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 and other non-IFRS measures, including the figures related to “underlying” results, as they are recorded in the separate line of “net capital gains and provisions”, above the line of attributable profit to the parent. Further details are provided on page 12 of this report.

For further details of the APMs and non-IFRS measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 Annual Financial Report, published in the CNMV on 28 February 2019, our 20-F report for the year ending 31 December 2018 registered with the SEC in the United States as well as the “Alternative performance measures” section of the annex to this report.

(2)	2019 and 2018 data applying the IFRS 9 transitional arrangements.

Corporate Communications	9
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this presentation contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this presentation that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2018 Annual Financial Report, filed with the Comisión Nacional del Mercado de Valores of Spain (CNMV) on 28 February 2019, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) 2019 4Q Financial Report, published as Relevant Fact on 29 January 2020. These documents are available on Santander’s website (www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Santander cautions that this document contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this document and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No offer

Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period.

Corporate Communications	10
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Item 2

29 January 2020 2019 Earnings Presentation Ana Botín Group Executive Chairman José Antonio Álvarez Group CEO

Important information Non-IFRS and alternative performance measures In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this presentation contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this presentation that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2018 Annual Financial Report, filed with the Comisión Nacional del Mercado de Valores of Spain (CNMV) on 28 February 2019, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) 2019 4Q Financial Report, published as Relevant Fact on 29 January 2020. These documents are available on Santander’s website (www.santander.com). The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries Forward-looking statements Santander cautions that this presentation contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this presentation, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. 2

Important information Forward-looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this presentation should be construed as a profit forecast. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this presentation, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy. 3

Index 1 2 3 4 Growth Group & Our business Key takeaways Profitability Business model delivers Strength: areas review profitable performance growth in 2019

Delivering Growth, Profitability and Strength in a responsible way 2019 (vs. 2018) Growth Profitability Strength Loyal customers Underlying RoTE FL CET1 21.6 mn (+9%) 11.8% (-29 bps) 11.65% (+35 bps) Customer revenues Underlying RoRWA NPL ratio €47.1 bn (+4%1) 1.61% (+5bps2) 3.3% (-41 bps) Proposed3 increasing cash DPS to €20 cents (c.+3% YoY) and total 2019 DPS of €23 cents (1) In constant € (2) Excluding RWA inflation coming from TRIM and other regulatory impacts, otherwise +2bps increase 5 (3) Board intends to propose to the 2020 AGM that the total payment of the remuneration against 2019 results will be 0.23 euros per share split in (1) a dividend in cash of 0.20 euros per share and (2) a scrip dividend that will entail the payment in cash, for those shareholders who so choose, of 0.03 euros per share

Profitable growth and solid organic capital generation… Change vs. 2018 EUR mn 2019% % constant € Net interest income 35,283 3 4 All-time record year in Net fee income 11,779 3 5 revenues Customer revenue 47,062 3 4 Trading and other income 2,432 -6 -8 Total income 49,494 2 3 Underlying profit growth Operating expenses -23,280 2 3 +5%1 in 4Q’19 vs. 4Q’18 Net operating income 26,214 2 3 Loan-loss provisions -9,321 5 5 Other results -1,964 -2 0 Strong organic capital Underlying PBT 14,929 1 2 generation: CET1 at 11.65% Underlying attributable profit 8,252 2 3 and increasing cash DPS Attributable profit 6,515 -17 -16 Note: Net capital gains and provisions amount to -€1,737mn in 2019; Details on slide 47 (appendix) 6 (1) In constant €

...supported by a disciplined execution against our strategic priorities

Improve operating performance	Optimise capital allocation	Accelerate digitalisation through SGP
Simplified **regional management structure**	**Mexico minorities** acquisition	**Santander Global Platform** creation
Europe c.€200mn[1] cost reduction (20% of c.€1bn plan)	**High return businesses investments** (eg. Insurance, acquiring, etc.)	**Ebury** strategic partnership[2] (base for Global Trade Services)
Popular integration successfully concluded	**Custody business** partnership and **Puerto Rico** retail bank disposal[2]	**Openbank** expansion in Europe

Building a Responsible Bank

Recognised as the **most sustainable bank in the world** by Dow Jones Sustainability Index in 2019

Santander

(1) Adjusted by perimeter effects
(2) Transaction closing expected in mid-2020 subject to regulatory approvals

7

Strong operating performance across our regions… Growth Loyal Underlying 1 customers Loans profit RoTE 2019 (vs. 2018) (mn) (EUR bn) (EUR mn) (%) 9.9 651 4,878 10% Stable revenues and executing Europe +6% +2% -3% -86bps cost synergy opportunities North 3.5 131 1,667 13%2 Improving capabilities and America +22% +10% +21% +112bps high operational leverage South 7.9 131 3,924 21% Double-digit earnings America +7% +9% +18% +179bps growth and returns (1) (2) Adjusted YoY change for in excess constant of capital euros .in Loans the US excluding . Otherwise reverse 9% repos. Underlying RoTE 8

Growth

...with Global Businesses driving network effects and contributing 26% of Group's earnings

SCIB — Corporate & Investment Banking

Underlying profit	€1.8bn	+10%
RoRWA	1.8%	+18 bps

Customer-centric & **capital-light** model

WM&I — Wealth Management & Insurance

Underlying profit	€1.0bn	+11%
RoRWA	8.9%	+1 p.p.

Closing the gap to our natural market share

SGP — Santander Global Platform

International SMEs / GTS

Ebury[1]

+40%
Revenues CAGR[2]

Individuals – Mass market

superdigital

640k
active customers
+59% YoY

Santander

Note: variations on a YoY basis; in constant €
(1) Transaction closing expected in mid-2020 subject to regulatory approvals
(2) Net revenues CAGR Fiscal Year 2015-2016 to Fiscal Year 2018-2019

9

Returns on digitalisation and SGP supporting exponential growth of Growth mobile channel and fueling engagement and digital sales More digital …engaging and transacting …resulting digital in sales increased customers… more through mobile… +15% 5 +4p.p. 37 “Touchpoints” per digital 36 customer per week 32 32 2x 2 2018 2019 2018 2019 Increase in mobile 3 Digital customers1 (mn) Digital sales as % sales vs 2018 of total sales (1) Every physical or legal person, that, being part of a commercial bank, has logged in its personal area of internet banking or mobile phone or both in the last 30 days 10 (2) Figure in December 2018 (3) Percentage of new contracts executed through digital channels during the period

Increasing digital sales improve profitability as a result of lower Growth unit costs Digital vs. branch channel: unit cost comparison examples …and delivering our products Serving our customers… more efficiently Cost of money—99% Cost of selling—50%1 transfer a mortgage Cost of bill—99% Cost of opening—72% payments an account (1) Latest available estimate (2018) 11

Improved operating performance and optimised capital allocation Profitability resulted in additional c.€20 bn RWAs above CoE in 2019… Underlying RoRWA 2018 2019 +5bps1 Europe1 1.59% 1.61% annual increase in Group RoRWA North America 1.74% 1.90% 10% Reduction in RWAs South America 3.37% 3.45% with returns below CoE2 (1) Excluding RWA inflation in 2019 coming from TRIM and other regulatory impacts, otherwise Europe RoRWA 1.58% and increase in Group RoRWA +2bps in 2019 12 (2) The weight in total RWAs of RWAs with a RoRWA below 1.2% has gone down from 30% in 2018 to 27% in 2019

…by continuing with an accretive capital rebalancing Profitability More capital allocated… …to regions with higher returns RWA YoY change in constant euros 2019 underlying RoTE >70% Europe -1% 10% of our capital delivered double digit returns North +4% 13%1 America >30% South +7% 21% of our capital delivered America a >20% RoTE 13 (1) Adjusted for excess of capital in the US. Otherwise 9%

2019 a record-high year in terms of gross capital generation, Strength partially offset by regulatory headwinds FL CET1 2019 2019 capital generation 2,3 €9.4bn +35bps pre-minorities +97 bps 12.27% CET1 €3.6bn accumulation 11.65% 11.30% -62 bps Dividends3 €4.3bn 2018 Gross capital 2019 (excluding Regulatory 2019 RWA growth4 €1.5bn generation headwinds) headwinds 1 (1) Impacts: 19bps IFRS16; 43 bps TRIM & others (2) Not considering other elements in the CET1 YoY change: OCI, cost of FX hedges, AT1 coupons, etc. 14 (3) Including dividends paid to minorities by subsidiaries, otherwise dividends 3.4Bn and total capital generation €8.5bn (4) Capital consumption coming from RWA inflation

Expect our CET1 reach c.12% by end-2020 based on continued Strength profitability improvement FL CET1 Jan 2015-2020 c.+40 bps c.12% +200 bps 11.65% 5 Year 9.65% run-rate +40bps per annum Jan-15 5 Yr net capital accumulation 2019 2020 net capital 2020 accumulation 15

Delivery on our GPS1 targets has resulted in +8% increase in tangible book value and cash dividend on a per share basis… +8% €0.165 €4.52 €0.17 €4.36 €4.19 2018 TNAVps TNAVps 2019 TNAVps Cash DPS 2019 YoY growth declared in 20192 TNAVps + DPS (1) GPS: Growth, Profitability and Strength 16 (2) Dividends declared in 2019 (4th 2018 dividend €6.5 cents and 1st 2019 dividend €10 cents)

...and we continue to do business in a more responsible and sustainable way

Culture

2020 Bloomberg Gender-Equality Index

Leader

Engagement

86% of employees proud to work for SAN

(+5pp vs peers[1])

Women

40% Group Board

22% Group leadership

(+2pp vs. 2018)

Sustainability

€18bn

mobilised in Green finance

(+7% vs. 2018)

€1bn

Santander first green bond issuance

Most sustainable bank in the world

Dow Jones index[2]

Communities

1.2mn

people helped through our community programs

66k

scholarships granted

Financial inclusion

1.6mn

people financially empowered

€277mn

credit to microentrepreneurs[3]

(+73% vs. 2018)

Santander

Note: figures as of 2019 (not audited yet) and changes on a YoY basis (2019 vs. 2018)

(1) Source: Mercer benchmark

(2) Dow Jones Sustainability index 2019

(3) Microentrepreneurs are already included in the people financially empowered metric

17

Index 1 2 3 4 Growth Group & Our business Key takeaways Profitability Business model delivers Strength: areas review profitable performance growth in 2019

Sound operating performance driving solid results in the year and vs Q4’18 % vs. 2018 Underlying attributable profit 2019 Constant EUR mn Euros euros Constant EUR mn Net interest income 35,283 3 4 +5% Net fee income 11,779 3 5 Customer revenue 47,062 3 4 2.155 2.084 2.005 2.072 2.105 Trading and other income 2,432 -6 -8 1.959 1.950 1.919 Total income 49,494 2 3 Operating expenses -23,280 2 3 Net operating income 26,214 2 3 Loan-loss provisions -9,321 5 5 Q1’18 Q2 Q3 Q4 Q1’19 Q2 Q3 Q4 Other results -1,964 -2 0 Underlying PBT 14,929 1 2 Underlying attributable profit 8,252 2 3 +39% +38% 1 Net capital gains and provisions -1,737 ——— Attributable profit Attributable profit 6,515 -17 -16 1,959 1,650 2,084 2,050 1,768 1,369 552 2,827 (1) Details on slide 47(appendix) 19 Note: Contribution to the SRF (net of tax) recorded in Q2’18 (EUR -187 mn) and Q2’19 (EUR -162 mn). Contribution to the DGF in Spain (net of tax) in Q4’18 (EUR -158 mn) and Q4’19 (EUR -160 mn)

High quality revenue: customer revenues delivers 95% of the total and grew 4% YoY driven by the Americas and Global Businesses NII +4% Customer Revenue Customer +4% (NII + Fees) Revenue Volumes and spreads management 95% with 8 markets growing or flat South America +11% Fees +5% North America +4% Other Revenue Europe flat Improved trend by global businesses, 5% C&IB +9% amounting to 43% of total fees WM&I1 +6% WM&I1: 30% ; C&IB: 13% Note: YoY change in constant euros 20 (1) Including fees generated by asset management and insurance transferred to the commercial network

We continue leveraging our scale and global capabilities to improve productivity and generate new efficiencies YoY change in constant euros Nominal costs Costs in real terms -8% Operating as Europe -1.3% -2.4% -3% “One Europe” -4% 2% Synergies as a region North America 5.1% 2.6% 4% and joint investments 1% Regional revenues South America1 4.6% 1.0% 0% and cost management Group 3.4% -0.4% (1) Excluding Argentina due to high inflation. Included, South America: +10.2% nominal costs and 0.9% costs in real terms 21

Sound credit quality underpinned by lower NPL and high coverage ratios. Cost of credit remains at very low levels Better credit quality ratios 2018 2019 Lower or stable cost of credit Cost of credit 1.0% 1.0% in 8 core markets NPL ratio 3.73% 3.32% NPL ratio fell YoY in most markets Coverage ratio 67% 68% High level of allowances to total loans Note: Exposure and coverage ratio by stage in appendix, page 75 (Appendix) 22

Business areas review 23

Overall profit growth by regions and markets 2019 Underlying attributable profit EUR mn and % change vs. 2018 in constant EUR 1.585 +2% 1.314 +2% 1.077 -16% 47% Europe 525 +10% Well balanced 349 +19% Group profit North 950 +19% 16% America 717 +24% by regions 2.939 +16% South America 630 +7% 37% 144 +224% Global 1.761 +10% Enhancing our local scale businesses 960 +11% with global reach Underlying South America profit weight weight includes excludes Uruguay Corporate & Andean Centre Region (EUR—(EUR 2,096 213 mn) mn) and Santander Global Platform 24

Volume growth driven by the Americas and our consumer businesses 2019 Loans and advances to customers 2019 Customer funds EUR bn and % change vs. 2018 in constant EUR EUR bn and % change vs. 2018 in constant EUR 191 -6% 309 +3% 105 +7% 40 +8% Europe 249 +4% Europe 219 +2% 36 -1% 42 +8% 31 +5% 38 +6% North 96 +12% North 73 +11% America 35 +5% America 41 0% 80 +8% 122 +12% South 40 South America +8% America 35 +12% 5 +40% 8 +24% Group +4% Group +6% Note: Loans and advances to customers excluding reverse repos. Customer funds: deposits excluding repos + marketed mutual funds 25

Europe Spain main markets KEY DATA 2019% 2018 P&L* Q4’19 % Q3’19 2019% 2018 Loyal / active customers (%) 32 +2 pp NII 934 -3.4 3,919 -4.3 -2% Digital customers (mn) 4.7 +10% Net fee income 620 0.9 2,481 -5.5 NPL (%) -38 bps Total income 1,811 -8.9 7,506 -1.4 ratio 6.94 -6% Operating expenses -977 -2.1 -4,021 -7.3    Cost of credit (%) 0.43 +5 bps LLPs -176 -15.9 -856 8.5 Efficiency ratio (%) 53.6 -340 bps PBT 557 -18.1 2,174 5.4    Underlying att. profit 400 -18.5 1,585 2.0 +4% RoTE (%) 10.5 +6 bps (*) EUR mn Changes excluding IFRS 16 impact Active margin management, reflected in YoY customer NII Successful integration of Banco Popular growth, offset by lower ALCO volumes and IFRS 16 impact Sustained progress in our digital strategy reaching 60% Fee income down due to lower activity at SCIB and the move digital/active customers and +41% YoY in accesses toward more conservative mutual funds Continue boosting our SME and Corporate segment Continued delivery in costs (EUR -317 mn). Trend to be leveraging our international business (+15% YoY) maintained in 2020 Note: underlying RoTE 26

SCF Europe SCF main markets KEY DATA 2019% 2018 P&L* Q4’19 % Q3’19 2019% 2018 Active customers (mn) 19.3 - NII 960 -1.3 3,848 3.9    Net fee income 195 -8.2 823 3.2    NPL ratio (%) 2.30 +1 bps Total income -1.3 2.6    1,185 4,710 Cost of credit (%) 0.48 +10 bps Operating expenses -499 -0.8 -2,038 2.9    LLPs -148 1.2 -477 32.4    Efficiency ratio (%) 43.3 +14 bps PBT 504 -14.9 2,215 4.2    RoTE (%) 15.3 -57 bps Underlying att. profit 319 -5.3 1,314 2.2    (*) EUR mn and % change in constant euros Market share gains in auto finance. New lending PBT +4% YoY (volumes) with costs rising at a slower pace than +5% YoY, significantly higher than new car sales in Europe business growth, due to efficiency projects Reinforce leadership with 2 new strategic agreements1 LLPs up due to increased volumes, change of product-mix (Spain) and best-in-class profitability (RoRWA: 2.3%) and lower bad debt sales (Nordics). Cost of credit at historic lows Note: underlying RoTE 27 (1) Hyundai Kia in Germany and Ford Motor Company in the Nordics

Europe UK main markets KEY DATA 2019% 2018 P&L* Q4’19 % Q3’19 2019% 2018 Loyal / active customers (%) 32 +2 pp NII 961 0.8 3,788 -7.9    Net fee income 226 -0.5 866 -5.9    Digital customers (mn) 5.8 +6% 3.8 -8.7    Total income 1,220 4,727 NPL ratio (%) 1.01 -7 bps Operating expenses -712 -0.5 -2,835 -0.9    Cost of credit (%) 0.10 +3 bps LLPs -96 21.7 -253 46.2 Efficiency ratio (%) 60.0 +470 bps PBT 345 2.8 1,455 -20.0    Underlying att. profit 249 -4.0 1,077 -16.0    RoTE (%) 7.3 -205 bps (*) EUR mn and % change in constant euros Strongest net mortgage growth in a decade; as well as NII impacted by competitive pressures (spreads, mortgages and robust customer deposits increases across the business SVR attrition); fees by investments and overdrafts (regulatory changes) Delivering on our multi-year transformation programme Costs down with delivery on transformation plan efficiency savings to improve future returns (-2.7% in real terms) and asset quality remains very good Note: underlying RoTE 28

Mexico USA North America KEY DATA 2019% 2018 KEY DATA 2019% 2018 Loyal / active customers (%) 33 +4 pp Loyal / active customers (%) 19 -Digital customers (mn) 4.2 +45% Digital customers (ks) 1,010 +6% Efficiency ratio (%) 41.8 +15 bps Efficiency ratio (%) 43.3 -10 bps Underlying profit (EUR mn) 950 +19% Underlying profit (EUR mn) 717 +24% RoTE (%) 20.6 +37 bps RoTE (%)1 8.7 +111 bps Better customer experience and deeper relationships Enhanced our distribution and attention model reflected 2 driving above market volume growth in strong customer growth SBNA and SC USA collaboration in prime auto finance c.21% RoTE supported by double-digit profit growth has originated ~USD 7 bn in 2019 (customer revenue & large credit quality improvement) Revenue growth and improvement in asset quality Santander México stake at 91.65% (from 74.96%) resulting in excellent YoY profit growth Note: underlying RoTE 29 (1) Adjusted for excess capital. Otherwise 5% (2) Data as of September 2019

South America Brazil main market KEY DATA 2019% 2018 P&L* Q4’19 % Q3’19 2019% 2018 Loyal / active customers (%) 22 - NII 2,534 2.3 10,072 6.0    Net fee income 974 3.7 3,798 11.5    Digital customers (mn) 13.5 +18% 4 Total income 3,565 4.5 13,951 7. NPL ratio (%) 5.32 +7 bps Operating expenses -1,242 12.6 -4,606 5.1    Cost of credit (%) 3.93 -13 bps LLPs -813 11.3 -3,036 5.2 Efficiency ratio (%) 33.0 -71 bps PBT 1,305 -6.9 5,606 11.0    +147 bps Underlying att. profit 689 -6.8 2,939 16.4    RoTE (%) 21.2 (*) EUR mn and % change in constant euros Successful strategy focused on customer service, Profitability increased in the year (RoTE of 21%) due to higher combined with an effective and profitable model revenue (volumes and fee income with some margin pressure) Selective market share gains with solid increases (loans to individual, consumer finance & demand deposits) Efficiency and cost of credit ratios improvement Note: underlying RoTE 30

Index 1 2 3 4 Growth Group & Our business Key takeaways Profitability Business model delivers Strength: areas review profitable performance growth in 2019

Our aim as a bank Our purpose To be the best open Our how financial services platform, To help people and by acting responsibly and Everything we do should be businesses prosper earning the lasting loyalty Simple, Personal and Fair of our people, customers, shareholders and communities 32

Our business model based on Scale, Customer Focus and Diversification drives predictable and profitable growth Scale Customer Focus Diversification 2019 underlying attributable profit by region3 c.145 mn in NPS1 in 6 Top 3 countries South America North America total customers in Europe and the Americas 16% 37% Top 3 bank2 Loyal +72% customers in 9 markets 2014—2019 47% Europe (1) Customer Satisfaction internal benchmark of active customers audited by Stiga / Deloitte (2) Market share in lending as of 3Q19 including only private owned banks. UK benchmark covers mortgage market 33 (3) Operating areas excluding Corporate Centre and SGP

Disciplined execution has delivered predictable and profitable growth since 2014 …supported by Strong performance in the last 5 years… investments Growth Profitability Strength >€2bn Transformation EPS1 +22% RoTE +84 bps FL CET1 +€22 bn3 charges TNAVps2 +19% RoRWA +34 bps €5bn Investment in digital and while increasing 2.3x Cash DPS4 technology p.a. (1) (2) In Adjusting constant for € ;share Adjusting count for increase share count coming increase from scrip coming dividends from scrip dividends; (4) (3) FL €20 CET1 cents (€ cash mn) accumulated dividend in 2019 since compared 2014; Including to €8.6 January cents in 2015 2014 ABB (coming (€7. 5bn) from the cash take-up of the 2014 €60 cents scrip dividend)—Board intends to propose to the 2020 AGM that the total 34 payment of the remuneration against 2019 results will be 0.23 euros per share, out of which 0.20 euros per share will be paid in cash

Our business model and track record support delivery of our mid-term goals ’19 Investor Day    2019 Mid-term goals Loyal customers1 22mn c.26mn Digital customers2 37mn c.50mn Digital sales3 36% >50% High-single C/I 47% 42-45% digit EPS FL CET1 11.65% 11-12% 3Y-CAGR4 Underlying RoTE 11.8% 13-15% Underlying RoRWA 1.61% 1.8-2.0% Pay-out 40-50% 40-50% (1) Active customer who receive most of their financial services from the Group according to the commercial segment that they belong to. (2) Every physical or legal person, that, being part of a commercial bank, has logged in its personal area of internet banking or mobile phone or both in the last 30 days. 35 (3) The percentage of new business carried out through digital channels in the period (4) 2019-22 underlying EPS CAGR

Execution of our three-pillar plan to drive profitable growth in a responsible way Improve operating Optimise capital Accelerate performance allocation digitalisation through Santander Global Platform Continue building a more Responsible Bank 36

Improving operating performance leveraging One Santander Operating performance Europe North America South America 2019 Mid-term goal 2019 Mid-term goal 2019 Mid-term goal Underlying 10% 12-14% 13%1 14-16%2 21% 20-22% RoTE Efficiency 53% 47-49% 43% 39-41% 36% 33-35% Building one European Investing together to Natural reweighting banking platform, with improve commercial and high profitable enhanced profitability capabilities growth opportunity 37 (1) Adjusted for excess of capital in the US. Otherwise 9%. (2) Adjusted for excess of capital in the US

Ongoing capital allocation optimisation to improve profitability Capital allocation Rebalancing to more Strong profitability improvement leading profitable regions and to higher capital generation capacity businesses 1.8-2.0% Improved pricing, processes and governance 1.6% 1.3% Active management and Group senior team alignment RoRWA1 2014 2019 Mid-term goal 38 (1) Underlying RoRWA

Accelerating digitalisation and building Santander Global Platform Digitalisation & SGP Accelerate the Provide faster transformation and better global of our ‘core payments and Banks’ solutions Moving towards ONE SANTANDER to build simpler, faster and better services 39

Best-in-class Global payments and digital banking solutions to SMEs and Individuals Digitalisation & SGP 1 Digital payment services as a driver of customer Santander Global Platform engagement and loyalty SMEs Individuals Built with global platforms, leveraging our scale for 2 Focused on efficiency and customer experience Global Global Banking Global relevant Merchant Trade without Digital global Services Services a bank Banking markets… Offered to both our banks (B2C) and to third parties 3 … building (B2B2C) on relevant 1 assets to accelerate Run autonomously, with a blend of tech and growth 4 banking talent (1) 50.1% stake; Transaction closing expected in mid-2020 40 subject to regulatory approvals

Bringing best-in-class Global payments solutions to SMEs

Digitalisation & SGP

Global Merchant Services

Leveraging Getnet to build Global Merchant Services

€42bn Revenue pool for global merchant services[1]

c.7% Expected revenue pool CAGR[2]

getnet

High engagement

2x

Market share in Brazil in 5 years

High growth

+30%

2013-2019 transaction volume CAGR

Scaling from **1** to **8** markets

High growth and large addressable market...

...with engaging propositions showing high growth..

... and ambitious mid-term goals

Global Trade Services

One global platform to serve international SMEs

$200bn Revenue pool for Global Transaction Banking services

>200k SAN SME customers trading internationally

Ebury[3]

High engagement

+20%

2017-2019 transactions per customer CAGR

High growth

+45%

Revenue growth YoY

Scale to serve over **20** markets

Santander

(1) EMEA + Americas revenue pools in merchant acquiring services incl. Net MDR & rental terminals
(2) CAGR 2018-2023
(3) 50.1% stake; Transaction closing expected in mid-2020 subject to regulatory approvals

41

Offering fully digital banking solutions to individuals & SGP Financial inclusion platform to cost-effectively serve the bottom of the pyramid Our global, full-service digital bank High growth >300mn c.60mn and large 1bn 68% Underserved1 Middle class2 expansion addressable Population in the Of total assets in Europe population in LatAm by 2030 (+20%) market… markets the Group operates held in current accounts High engagement High growth …with engaging High engagement High growth propositions 1.8x +105% showing high 4.4 +134% growth Transactions growth over Annual Average products Mortgage sales customers3 growth transaction growth per loyal customer growth over last 12m Targeting >5mn active … and ambitious Scale from 4 to 10 markets customers in 7 markets mid-term goals in Europe and Americas (1) Including 200mn+ unbanked and 100mn+ underbanked 42 (2) USD $10-50 per capita daily income (PPP); Source: Interamerican Development Bank, 2016 (3) Active customers (30 days)

Index 1 2 3 4 Growth Group & Our business Key takeaways Profitability Business model delivers Strength: areas review profitable performance growth in 2019

Key takeaways In 2019 we have delivered Increase cash DPS to Growth: €20 cents (c.+3% YoY) • All-time record year in revenues of €49bn (+3%2) and total • High growth in customers: loyal (+9%) and digital (+15%) 2019 DPS of €23 cents1 Profitability: • Underlying RoTE at 11.8% and underlying RoRWA at 1.61% (+5bps3) • Underlying quarterly profit growth (+5%2 YoY in Q4) Strength: Targeting high-single digit EPS CAGR over the next 3 • Strong capital generation, closing FL CET1 at 11.65% • years Very comfortable with capital level and buffers over regulatory requirements (1) Board intends to propose to the 2020 AGM that the total payment of the remuneration against 2019 results will be 0.23 euros per share split in (1) a dividend in cash of 0.20 euros per share and (2) a scrip dividend that will entail the payment in cash, for those shareholders who so choose, of 0.03 euros per share 44 (2) In constant € (3) Excluding RWA inflation coming from TRIM and other regulatory impacts, otherwise +2bps increase

Appendix 45

Appendix Net capital gains and provisions Primary segments Global businesses Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements 46

Net capital gains and provisions Q1’19 Q4’19 Capital gains Prisma (Argentina) +150 Restructuring costs 78 Custody sale (net)                +693 (-66 UK; -12 Poland)—Property sales (Corporate Centre) -180 Tax reform in Brazil                 +551 Group total -108 Real estate (net)                 -225 Restructuring costs -140 Q2’19 (-90 Brazil; -23 UK; -16 SCF; -8 USA; -3 Poland) Restructuring costs (-600 Spain; -26 UK) -626 Intangibles and others                 -168 PPI1 (UK) -80 Group total                +711 Group total -706 Q3’19 PPI1 (UK) -103 Restructuring costs (-12 UK; -8 Poland) -20 -1,737 FX impact in Prisma trading gains -20 Subtotal (impacting capital) -143 FY19 UK goodwill (Corporate Centre) -1,491 Group total -1,634 (1) PPI: Payment protection insurance 47 Note: Data in EUR mn

Appendix Net capital gains and provisions Primary segments Global businesses Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements 48

EUROPE KEY DATA 2019% 2018 P&L* Q4’19 % Q3’19 2019% 2018 Loyal / active customers (%) 36 +3 pp NII 3,531 -1.2 14,201 -0.1    Net fee income 1,319 -0.2 5,260 -3.3    Digital customers (mn) 13.8 +9% Total income 5,292 -1.1 21,001 -1.3    NPL ratio (%) 3.25 -42 bps Operating expenses -2,733 -0.7 -11,044 -1.3 Cost of credit (%) 0.28 +4 bps LLPs -498 -0.1 -1,839 16.9    PBT 1,852 -5.9 7,350 -1.9    Efficiency ratio (%) 52.6 +6 bps Underlying att. profit 1,238 -4.7 4,878 -3.4    RoTE (%) 10.0 -86 bps (*) EUR mn and % change in constant euros Extracting additional synergies from the integration Resilient revenue in a very low interest rate environment and transformation processes Costs decreased 2.4% in real terms reflecting the first savings Cross-border approach: simplifying our business from our optimisation processes, especially in Spain model and adapting our technology platforms Cost of credit remained at very low levels (0.28%) despite Leveraging digital transformation to improve higher provisions customer experience Note: underlying RoTE 49

NORTH AMERICA KEY DATA 2019% 2018 P&L* Q4’19 % Q3’19 2019% 2018 Loyal / active customers (%) 31 +4 pp NII 2,265 -0.4 8,926 3.9 Digital customers (mn) 5.2 +35% Net fee income 427 -5.5 1,776 4.4    Total income 2,949 -1.9 11,604 5.1    NPL ratio (%) 2.20 -59 bps Operating expenses -1,314 3.0 -4,968 5.1    Cost of credit (%) 2.76 -36 bps LLPs -1,050 3.4 -3,656 0.6 Efficiency ratio (%) 42.8 -3 bps PBT 554 -12.7 2,776 12.8    Underlying att. profit 389 -0.7 1,667 21.3    RoTE (%)1 13.0 +112 bps (*) EUR mn and % change in constant euros Capturing new opportunities and developing the USMX trade Increased profitability supported by double-digit profit growth corridor where revenue grew (SCIB: +41%; Corporate: +23%) Higher customer revenue (volumes) with better asset quality Cooperation between the Technology, HR, Legal and Audit (NPL and cost of credit). Costs reflect Mexico’s investment plan areas to align policies and streamline operations Note: underlying RoTE 50 (1) RoTE adjusted for excess capital. Otherwise 9%

SOUTH AMERICA KEY DATA 2019% 2018 P&L* Q4’19 % Q3’19 2019% 2018 Loyal / active customers (%) 26 - NII 3,356 3.2 13,316 9.3    Net fee income 1,228 3.2 4,787 14.6    Digital customers (mn) 17.3 +15% 4.8 10.7    Total income 4,714 18,425 NPL ratio (%) 4.86 +6 bps Operating expenses -1,762 11.1 -6,656 10.2    Cost of credit (%) 2.92 -8 bps LLPs -1,015 12.3 -3,789 7.4 Efficiency ratio (%) 36.1 -98 bps PBT 1,688 -7.3 7,232 12.2    Underlying att. profit 947 -3.8 3,924 18.4    RoTE (%) 20.6 +179 bps (*) EUR mn and % change in constant euros Centred on leveraging our products and services with Improving profitability (RoTE c.21%) and double-digit profit strong expected medium-term growth growth in all countries except Chile Focus on profitable growth and risk control, covering Good performance in customer revenue boosted by higher customer needs and exporting positive experiences volumes (9-13%) and efficiency ratio improvement Note: underlying RoTE 51

Corporate Centre P&L* 2019 2018 NII -1,252 -987 Higher loss in NII due to higher stock of issuances and IFRS 16 impact Gains/Losses on FT -297 11 FX hedging cost reflected in results from financial Operating expenses -373 -426 transactions LLPs and other provisions -273 -216 Operating expenses reflect the streamlining and simplification measures Tax and minority interests 166 13 Underlying att. profit -2,096 -1,686 (*) EUR mn

Appendix Net capital gains and provisions Primary segments Global businesses Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements 53

Retail Banking P&L* Q4’19 % Q3’19 2019% 2018 Activity NII 8,296 0.1 33,157 3.3 EUR bn and % change YoY in constant euros Net fee income 2,266 1.0 9,094 4.9    783 Total income 10,924 -1.1 43,523 3.8 712 Operating expenses -4,969 2.9 -19,481 2.6    LLPs -2,456 0.8 -9,154 7.4 +3% +6% PBT 3,042 -10.5 13,265 4.7    Underlying att. profit 1,886 -4.8 7,748 6.5    (*) EUR mn and % change in constant euros Loans Funds 74% +9% Continued focus on customer loyalty and digital YoY +15% YoY transformation Weight of profit Loyal Digital / operating We continued to launch new products and services areas customers customers that cover our customers’ needs 54

Corporate & Investment Banking: +17% YoY collaboration revenues P&L* Q4’19 % Q3’19 2019% 2018 Total income NII 712 7.1 2,721 14.0 Constant EUR mn +7% 5.284 fee 4.920 Net income 380 -9.1 1,528 1.0 428 Capital & Other 491 -13% Total income 1,443 15.0 5,284 7.4 1.578 Global Markets 1.403 +12% Operating expenses -606 9.4 -2,276 9.4    Global Debt 1.377 +6% 1.453 LLPs -127 — -155 -23.0 Financing PBT 680 -2.8 2,767 8.9 Global Transaction +11% 1.825 Banking 1.649 Underlying att. profit 425 -6.2 1,761 10.0    (*) EUR mn and % change in constant euros 2018 2019 17% YoY profit growth driven by value added businesses Weight of profit 1.8% 43.1% We aim to continue to be strategic partners for our / operating RoRWA Efficiency ratio global customers… areas … leveraging our strengths in LatAm and Europe 55

Wealth Management & Insurance: +20% YoY collaboration revenues3 P&L* Q4’19 % Q3’19 2019% 2018 Activity NII 143 0.4 565 7.8 EUR bn and % change YoY in constant euros Net fee income 328 9.8 1,201 5.2 Total AUM 395 +13% Total income 588 6.4 2,223 6.3 Funds and investments2 240 +11% Operating expenses -234 4.8 -911 3.3 - SAM 201 +11% LLPs 21 — 25 — - Private Banking 66 +11% PBT 371 14.6 1,325 11.0 +22% Underlying att. profit Custody of customer funds 98 263 9.5 960 11.1    Customer deposits 57 +5% (*) EUR mn and % change in constant euros EUR 2,494 mn    Strategic initiatives focused on: 9% +13% YoY Global Private Banking platform and (+8% YoY) Weight of profit Insurance digital investments Total contribution / operating to Group’s profit1 Gross Written areas Premiums Increasing market share in SAM and Insurance—complete value proposition Note: Total assets marketed and/or managed (1) Profit after tax + net fee income generated by this business 56 (2) Total adjusted for funds from private banking customers managed by SAM. Pro forma including asset management Popular’s joint venture. The repurchase of the remaining 60% of their stake is pending regulatory authorisations and other customary conditions (3) Only Private banking

Appendix Net capital gains and provisions Primary segments Global businesses Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements 57

Europe Portugal other markets KEY DATA 2019% 2018 P&L* Q4’19 % Q3’19 2019% 2018 Loyal / active customers (%) 46 +1 pp NII 213 -0.4 856 -0.2    Net fee income 98 2.3 390 3.6    Digital customers (ks) 775 +6% Total income 332 0.0 1,375 2.3    NPL ratio (%) 4.83 -111 bps Operating expenses -156 0.8 -623 -3.2    Cost of credit (%) -0.02 -11 bps LLPs -4 — 8 —Efficiency ratio (%) 45.3 -258 bps PBT 192 8.0 750 9.3    Underlying att. profit 140 11.7 525 9.6    RoTE (%) 12.8 +77 bps (*) EUR mn Market shares in new lending to companies and Underlying attributable profit increased 10% YoY due to mortgages at around 20% improved efficiency and low cost of credit The Bank maintained the best risk ratings by the NPL ratio <5%, sharply falling during the year (management of rating agencies, aligned with or above the sovereign’s non-productive assets implemented following Popular acquisition) Note: underlying RoTE 58

Europe Poland other markets KEY DATA 2019% 2018 P&L* Q4’19 % Q3’19 2019% 2018 Loyal / active customers (%) 53 +1 pp NII 307 2.3 1,171 18.6    Net fee income 117 -2.1 467 4.0    Digital customers (ks) 2,510 +14% Total income 459 3.2 1,717 16.4 NPL ratio (%) 4.31 +3 bps Operating expenses -169 -3.7 -693 9.3    Cost of credit (%) 0.72 +7 bps LLPs -51 -15.3 -217 35.6 Efficiency ratio (%) 40.4 -261 bps PBT 205 11.1 681 24.3    Underlying att. profit 104 9.2 349 18.9    1 19.6 RoTE (%) +67 bps (*) EUR mn and % change in constant euros Focus on achieving synergies and reducing cost of Double digit underlying profit growth reflecting acquisition as deposits following DB Polska acquisition well as solid underlying trends, both in volumes terms and P&L Named the best bank in Poland, with several awards Cost control and efficiency improvement though results impacted in both traditional and online banking by increased Banking Tax and BFG contributions Note: underlying RoTE 59 (1) RoTE adjusted for excess capital. Otherwise 11%

Mexico North America KEY DATA 2019% 2018 P&L* Q4’19 % Q3’19 2019% 2018 Loyal / active customers (%) 33 +4 pp NII 816 0.9 3,157 8.5    Net fee income 197 -7.6 829 4.2    Digital customers (mn) 4.2 +45% 7 . Total income 1,054 3.5 3,998 7.    NPL ratio (%) 2 19 -24 bps Operating expenses -445 4.7 -1,671 8.1 Cost of credit (%) 2.49 -26 bps LLPs -222 -1.8 -863 -1.3    PBT 395 8.3 1,459 13.2    Efficiency ratio (%) 41.8 +15 bps Underlying att. profit 291 22.9 950 19.4    RoTE (%) 20.6 +37 bps (*) EUR mn and % change in constant euros Enhanced our distribution and attention model supported by our investment plan c.21% RoTE supported by double-digit profit growth (customer Strong loyal and digital customer growth revenue and large credit quality improvement) Focus on selective loan growth (individuals and Stake in Santander México rose from 74.96% to 91.65% corporates) and cost of deposits management Note: underlying RoTE 60

USA North America KEY DATA 2019% 2018 P&L* Q4’19 % Q3’19 2019% 2018 Loyal / active customers (%) 19 - NII 1,449 -1.2 5,769 1.5    Net fee income 230 -3.6 947 4.6    Digital customers (ks) 1,010 +6% Total income 1,894 -4.6 7,605 3.8    NPL ratio (%) 2.20 -72 bps Operating expenses -869 2.2 -3,297 3.6 Cost of credit (%) 2.85 -42 bps LLPs -828 4.9 -2,792 1.2    43.3 PBT 158 -41.6 1,317 12.2    Efficiency ratio (%) -10 bps Underlying att. profit 98 -37.1 717 23.9    1 RoTE (%) 8.7 +111 bps (*) EUR mn and % change in constant euros Better customer experience and deeper Increased profitability driven by continued improvement risk-relationships driving above market volume growth2 adjusted returns in Auto and focused on funding costs SBNA and SC collaboration in prime auto finance has Revenue growth and improvement in asset quality resulting originated ~USD 7 bn in 2019 in excellent YoY profit growth Note: underlying RoTE 61 (1) RoTE adjusted for excess capital. Otherwise 5% (2) Data as of September 2019

South America Chile other markets KEY DATA 2019% 2018 P&L* Q4’19 % Q3’19 2019% 2018 Loyal / active customers (%) 46 - NII 464 6.4 1,867 -0.3    Net fee income 102 6.2 404 -0.9    Digital customers (ks) 1,247 +15% 4.6 ..0    Total income 638 2,539 4 NPL ratio (%) 4.64 -2 bps Operating expenses -246 0.7 -1,031 2.2    Cost of credit (%) 1.08 -11 bps LLPs -130 28.0 -443 -2.8 Efficiency ratio (%) 40.6 -71 bps PBT 274 -1.2 1,129 4.8    Underlying att. profit 157 3.0 630 6.8    RoTE (%) 18.1 -26 bps (*) EUR mn and % change in constant euros Customer satisfaction improvement: 2nd position in NPS, Profit growth boosted by revenue, cost control and improved increasing loyal and digital customers cost of credit Growth in account openings hit a record high in the year, NII evolution impacted by lower inflation and historically low driven by Santander Life and the effort in digitalisation interest rates more than offset by gains on financial transactions Note: underlying RoTE 62

Argentina South America other markets KEY DATA 2019% 2018 P&L* Q4’19 % Q3’19 2019% 2018 Loyal / active customers (%) 47 - NII 250 6.9 940 126.7     Net fee income 118 4.8 446 84.3    Digital customers (ks) 2,196 +5% 12.8 101.6    Total income 359 1,316 NPL ratio (%) 3.39 +22 bps Operating expenses -209 19.6 -762 87.9 Cost of credit (%) 5.09 +164 bps LLPs -53 -3.2 -235 88.9 Efficiency ratio (%) 57.9 -423 bps PBT 43 -23.5 217 120.6    Underlying att. profit 47 42.9 144 223.7    RoTE (%) 22.2 +11 pp (*) EUR mn and % change in constant euros Volumes and profit evolution continued to be very conditioned on the economic environment Strong growth across all lines impacted by high inflation and very high interest rates Maintained high dollar liquidity ratio Profit rose due to greater NII (elevated interest rates and higher NPL ratio remains relatively stable in a low credit volumes of Central Bank notes) and efficiency improvement growth environment in real terms Note: underlying RoTE 63

South America Uruguay and Andean Region other markets URUGUAY PERU COLOMBIA +24% +11% +81% 150 48 121 43 16 9 2018 2019 2018 2019 2018 2019 30% 21% 12% RoTE RoTE RoTE Increased volumes and activity reflected in profit growth (NII and fee income growth) and efficiency improvement Note: Underlying attributable profit in constant EUR mn and underlying RoTE 64

Appendix Net capital gains and provisions Primary segments Global businesses Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements 65

Santander’s capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements SREP capital requirements (phased-in) and MDA Dec-19 15.05% 13.18% +186 bps 1.91% T2 The minimum CET1 to be maintained by the Group is 9.68% T2 2.00% 1.49% AT1 AT1 1.50% +196 bps AT1 and T2 issuance to targets (AT1: 1.5%; T2: 2% of RWAs) is G-SIB buffer 1.00% close to zero assuming constant RWAs 1 CCyB, 0.18% CCoB 2.50% CET1 As of Dec-19, Santander S.A. meets MREL requirements2 11.65% Pillar 2 R 1.50% following the MREL eligible issuances over the last two years The distance to the MDA for 2019 is 186 bps3, as at Dec-19 Pillar 1 4.50% Regulatory Requirement Group ratios Dec-19 2020 Note: Data calculated using the IFRS 9 transitional arrangements (1) Estimated Countercyclical buffer 66 (2) Parent bank, preliminary data (3) MDA trigger = 1.96%—0.01%—0.09% = 1.86% (1 bp of AT1 and 9 bps of T2 shortfall is covered with CET1).

Santander has a highly liquid balance sheet with a large contribution from customer deposits and diversified MLT wholesale debt instruments Liquidity Balance Sheet EUR bn, Dec-19 LCR NSFR LTD 1,231 1,231 Nov-19 Sep-19 Dec-19 Loans and 824 Customer 163% 112% 114% advances to 942 deposits customers Group 1 56 Securitisations and others 148% 124% 119% Financial assets 180 M/LT debt issuances 190 33 ST Funding Fixed assets & other 99 137 Equity and other liabilities 137% 104% 101% Assets Liabilities HQLAs2 EUR bn, Dec-19 HQLAs Level 1                198.9 1 175% 105% 77% HQLAs Level 2                14.94 Level 2A                7.14 Level 2B                7.8 Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances) 67 (1) LCR and NSFR: Spain: Parent bank, UK: Ring-fenced bank (2) 12 month average, provisional

In the year, the Group issued EUR 33 bn1 of MLT debt and is able to cover its very manageable maturity profile Public market issuances in 2019 Maturity profile EUR bn, Dec-19 EUR bn, Dec-19 39.1 San S.A. 6.2 9.1 7.9 7.4 13.4 3.4 1.1 SCF 5.7 3.8 5.0 4.5 4.8 8.5 2.4 0.6 0.7 12.1 12.7 11.9 4.4 8.4 3.8 UK 3.1 4.8 7.6 7.8 2.8 0.2 3.3 3.5 1.2 Brazil 4.4 1.7 0.3 0.1 0.0 0.0 San S.A. UK SCF USA Other 2 USA 1.0 0.5 1.1 1.9 0.9 2.9 2020 2021 2022 2023 2024 2025+ all units with period-average exchange rates. Excludes securitisations 68 razil, Chile, Mexico and Poland

2020-2021 issuance funding plan by main issuers 2020 2021 Snr Preferred + Snr Non- Snr Preferred + Snr Non- Hybrids Total Hybrids Total EUR bn Covered Bonds Preferred Covered Bonds Preferred Santander S.A. 4-5 7-8 1-2 12-15 4-5 4-5 1-2 9-12 SCF 6-8 6-8 7-9 7-9 Santander UK 6-8 2-3 8-11 8-10 2-3 10-13 SHUSA 1-2 1-2 1-2 1-2 Total 16-21 10-13 1-2 27-36 19-24 7-10 1-2 27-36 Note: other secured issuances (for example ABS, RMBS, etc) Maturities: are no cons d red in the table 32 above .7 . Maturities: 24.3 o Build up the stock of TLAC in order to manage increasing requirements Funding plan for Banco o Pre-finance 2017 issuances which lose TLAC eligibility in 2021 Santander S.A. contemplates the following: o Continue fulfilling the 1.5% AT1 and 2% T2 buffers subject to RWA growth o This issuance plan contemplates full repayment of TLTRO maturities Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured 69 issuances (for example ABS, RMBS, etc) are not considered in the table above

We actively manage interest rate risk and our ALCO portfolios to optimise results while maintaining an appropriate risk profile Mostly positive interest rate sensitivity in Europe ALCO portfolios reflect our geographic diversification Net EUR interest mn, Nov income -19 sensitivity to a +100 bp parallel shift %, Distribution Dec-19 of ALCO portfolios by country Chile 5% 1 Spain +913 Brazil 19% 21% +972 EUR 90 bn +953 o/w HTC&S EUR 77 bn UK 17% Mexico 9% -64 USA Poland 14% Portugal 10% 5% (1) Parent bank 70 (2) Ring-fenced bank (3) SBNA

Appendix Net capital gains and provisions Primary segments Global businesses Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements 71

Yield Y ld o on lo loans (%) % Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 EUROPE 2.79 2.78 2.78 2.78 2.78 2.76 2.71 2.68     Spain 2.00 2.00 2.03 2.05 2.06 2.08 2.02 2.01    Santander Consumer Finance 4.60 4.55 4.51 4.45 4.51 4.48 4.41 4.26    United Kingdom 2.82 2.79 2.80 2.80 2.72 2.68 2.64 2.59    Portugal 1.86 1.81 1.74 1.83 1.79 1.76 1.70 1.64    Poland 4.18 4.13 4.10 4.07 4.14 4.15 4.17 4.17 NORTH AMERICA 9.25 9.45 9.31 10.16 9.81 9.72 9.48 9.25     US 8.13 8.35 8.08 9.26 8.69 8.54 8.30 8.01    Mexico 12.09 12.35 12.49 12.66 12.74 12.82 12.67 12.64 SOUTH AMERICA 13.18 13.06 12.33 13.29 12.56 13.36 12.31 12.26     Brazil 15.64 16.08 15.62 15.73 15.80 15.80 15.30 14.47    Chile 7.52 7.53 7.35 7.43 5.98 8.44 6.93 7.39    Argentina 18.65 19.03 20.57 24.54 24.23 23.99 23.95 26.26 72

Cost C o ofde deposits (%) % Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 EUROPE 0.48 0.47 0.44 0.43 0.42 0.43 0.41 0.41     Spain 0.34 0.29 0.22 0.19 0.14 0.14 0.13 0.13    Santander Consumer Finance 0.65 0.61 0.60 0.59 0.60 0.60 0.60 0.58    United Kingdom 0.64 0.64 0.64 0.68 0.68 0.70 0.70 0.69    Portugal 0.18 0.18 0.15 0.18 0.14 0.12 0.11 0.10    Poland 0.68 0.78 0.83 0.89 0.89 0.89 0.78 0.74 NORTH AMERICA 1.46 1.55 1.68 1.70 1.94 1.93 1.99 1.75     US 0.48 0.59 0.69 0.78 0.95 0.88 0.67 0.86    Mexico 3.48 3.57 3.64 3.66 3.95 4.09 4.13 3.68 SOUTH AMERICA 3.66 3.78 3.67 4.35 4.19 4.43 3.82 3.41     Brazil 5.02 4.44 4.66 4.57 4.71 4.72 4.57 3.71    Chile 1.78 1.73 1.75 1.84 1.62 2.01 1.63 1.47    Argentina 5.25 6.32 7.79 11.25 9.92 11.08 10.87 12.29 73

Appendix Net capital gains and provisions Primary segments Global businesses Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements 74

Coverage ratio by stage Exposure1 Coverage EUR bn Dec-19 Dec-19 Dec-18 Stage 1 898 0.5% 0.5% Stage 2 53 8.7% 9.2% Stage 3 34 41.7% 42.4% (1) Exposure subject to impairment. Additionally, there are EUR 31 bn in customer loans not subject to impairment recorded at mark to market with changes through P&L 75

NPL ra ratio (%) % Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 EUROPE 4.08 3.97 3.90 3.67 3.61 3.48 3.47 3.25     Spain 7.74 7.62 7.55 7.32 7.29 7.02 7.23 6.94    Santander Consumer Finance 2.48 2.44 2.45 2.29 2.33 2.24 2.25 2.30    United Kingdom 1.17 1.13 1.12 1.08 1.17 1.13 1.08 1.01    Portugal 8.29 7.55 7.43 5.94 5.77 5.00 4.90 4.83    Poland 4.77 4.58 4.23 4.28 4.39 4.21 4.35 4.31 NORTH AMERICA 2.80 2.82 2.83 2.79 2.33 2.29 2.21 2.20     US 2.86 2.91 3.00 2.92 2.41 2.32 2.18 2.20    Mexico 2.68 2.58 2.41 2.43 2.12 2.21 2.30 2.19 SOUTH AMERICA 4.83 4.82 4.83 4.81 4.83 4.81 4.81 4.86     Brazil 5.26 5.26 5.26 5.25 5.26 5.27 5.33 5.32    Chile 5.00 4.86 4.78 4.66 4.67 4.52 4.48 4.64    Argentina 2.54 2.40 2.47 3.17 3.50 3.79 3.64 3.39 TOTAL GROUP 4.02 3.92 3.87 3.73 3.62 3.51 3.47 3.32 76

Coverage Co era ratio ratio (%) % Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 EUROPE 54.4 52.9 52.1 50.1 49.5 49.9 48.2 49.8     Spain 49.8 47.5 46.4 43.7 43.3 42.9 40.6 41.1    Santander Consumer Finance 107.2 107.7 106.4 106.4 105.3 105.9 104.2 106.1    United Kingdom 34.4 33.8 33.0 32.9 30.9 31.9 34.1 36.5    Portugal 53.9 52.7 53.4 50.5 50.7 52.9 51.5 52.8    Poland 72.0 72.1 71.6 67.1 67.6 69.7 69.0 66.8 NORTH AMERICA 153.5 146.5 139.4 137.4 153.4 150.3 155.6 153.0     US 169.1 156.9 145.5 142.8 161.0 158.4 166.6 161.8    Mexico 113.5 116.1 120.5 119.7 130.1 126.9 125.2 128.3 SOUTH AMERICA 96.5 94.4 94.1 94.6 94.1 93.0 89.7 88.4     Brazil 110.4 108.7 109.1 106.9 107.7 105.5 101.1 99.8    Chile 61.0 60.0 59.6 60.6 59.7 59.1 57.3 56.0    Argentina 121.3 121.5 124.0 135.0 118.6 126.4 134.0 124.0 TOTAL GROUP 70.0 68.6 67.9 67.4 67.8 68.1 67.3 67.9 77

Non-performing loans and loan-loss allowances. December 2019 Non-performing loans Loan-loss allowances 100%: EUR 33,799 mn 100%: EUR 22,965 mn Brazil, 14,0% Brazil, 20,8% Spain, 26,8% Chile, 5,8% Argentina, 0,5% Other South America, 0,4% Spain, 44,0% Chile, 4,8% Mexico, 2,5% Argentina, 0,9% USA, 6,9% Other South America, 0,6% Other Europe, 0,6% Mexico, 4,7% Poland, 4,3% SCF, 11,3% USA, 16,6% Portugal, 5,4% UK, 4,5% Portugal, 4,3% UK, 8,3% SCF, 7,2% Other Europe, 0,5% Poland, 4,3% Percentage over Group’s total 78

Cost C o of credit credit (%) % Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 EUROPE 0.24 0.25 0.26 0.24 0.24 0.24 0.25 0.28     Spain 0.35 0.36 0.41 0.38 0.40 0.41 0.41 0.43    Santander Consumer Finance 0.36 0.37 0.40 0.38 0.38 0.36 0.38 0.48    United Kingdom 0.11 0.10 0.09 0.07 0.07 0.06 0.08 0.10    Portugal 0.08 0.10 0.03 0.09 0.03 0.03 0.00 (0.02)    Poland 0.69 0.71 0.69 0.65 0.61 0.66 0.71 0.72 NORTH AMERICA 3.22 2.96 2.92 3.12 2.97 2.95 2.93 2.76     US 3.29 3.02 3.00 3.27 3.11 3.09 3.09 2.85    Mexico 2.95 2.78 2.72 2.75 2.62 2.61 2.55 2.49 SOUTH AMERICA 3.15 3.10 3.00 2.99 2.89 2.87 2.90 2.92     Brazil 4.35 4.30 4.17 4.06 3.88 3.84 3.85 3.93    Chile 1.22 1.18 1.18 1.19 1.13 1.10 1.06 1.08    Argentina 2.06 2.47 2.92 3.45 4.02 4.33 4.86 5.09 TOTAL GROUP 1.04 0.99 0.98 1.00 0.97 0.98 1.00 1.00 79

Appendix Net capital gains and provisions Primary segments Global businesses Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements 80

From…To…. Santander Responsible banking Cumulative target We are building a more responsable bank aligned with our commitments (1) According to a well-known external source in each country (e.g. Great Place to Work, Merco); (2) Senior positions represent 1% of total workforce; (3) Compares employees of the same job, level and function; (4) Mostly unbanked and underbanked, empowered through products, services and social investment initiatives – to get access to the financial system, receive tailored finance and increase knowledge and resilience through financial 81 education; (5) Includes SAN overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients transition to a low carbon economy. Commitment from 2019 to 2030 is 220Bn; (6) For countries where it is possible to certify the source of the electricity for the Group’s properties; (7) Supported through SAN Universities (students who receive a Santander scholarship, are interns in an SME or participate in entrepreneurship programmes supported by SAN); (8) Excluding people helped through SAN Universities and financial education initiatives

Appendix Net capital gains and provisions Primary segments Global businesses Other countries. Detail Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements 82

Santander Group (EUR mn)

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	Q3'19	Q4'19	2018	2019
Net interest income	8,454	8,477	8,349	9,061	8,682	8,954	8,806	8,841	34,341	35,283
Net fee income	2,955	2,934	2,640	2,956	2,931	2,932	2,955	2,961	11,485	11,779
Gains (losses) on financial transactions and other	742	600	731	525	472	465	705	790	2,598	2,432
Total income	**12,151**	**12,011**	**11,720**	**12,542**	**12,085**	**12,351**	**12,466**	**12,592**	**48,424**	**49,494**
Operating expenses	(5,764)	(5,718)	(5,361)	(5,936)	(5,758)	(5,829)	(5,722)	(5,971)	(22,779)	(23,280)
Net operating income	**6,387**	**6,293**	**6,359**	**6,606**	**6,327**	**6,522**	**6,744**	**6,621**	**25,645**	**26,214**
Net loan-loss provisions	(2,282)	(2,015)	(2,121)	(2,455)	(2,172)	(2,141)	(2,435)	(2,573)	(8,873)	(9,321)
Other gains (losses) and provisions	(416)	(487)	(488)	(605)	(471)	(486)	(465)	(542)	(1,996)	(1,964)
Underlying profit before tax	**3,689**	**3,791**	**3,750**	**3,546**	**3,684**	**3,895**	**3,844**	**3,506**	**14,776**	**14,929**
Underlying consolidated profit	**2,409**	**2,412**	**2,356**	**2,369**	**2,358**	**2,542**	**2,529**	**2,397**	**9,546**	**9,826**
Underlying attributable profit	**2,054**	**1,998**	**1,990**	**2,022**	**1,948**	**2,097**	**2,135**	**2,072**	**8,064**	**8,252**
Net capital gains and provisions*	—	(300)	—	46	(108)	(706)	(1,634)	711	(254)	(1,737)
Attributable profit	2,054	1,698	1,990	2,068	1,840	1,391	501	2,783	7,810	6,515

(*) Including:
in Q2'18, costs associated to integrations (mainly restructuring costs), net of tax impacts, in Spain, the Corporate Centre and Portugal in Q4'18, badwill in Poland for the integration of Deutsche Bank Polska's retail and SMEs businesses in Q1'19, capital gains from Prisma, capital losses due to property sales and restructuring costs in Q2'19, restructuring costs in Spain and the UK and PPI
in Q3,19, restructuring costs in the UK and Poland, PPI, deterioration of goodwill ascribed to the UK and impact of devaluation of the ARS on the capital gain from Prisma registered in Q1'19 in Q4'19, net capital gains related to the agreement with Crédit Agricole S.A. to integrate the custody businesses, net positive results related to tax reform in Brazil, net capital losses related to real estate stakes (Spain), restructuring costs, provisions related to intangible assets and other

Santander
83

Santander Group (Constant EUR mn)

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	Q3'19	Q4'19	2018	2019
Net interest income	8,205	8,356	8,631	8,894	8,548	8,854	8,920	8,960	34,086	35,283
Net fee income	2,809	2,849	2,762	2,837	2,869	2,894	3,004	3,012	11,258	11,779
Gains (losses) on financial transactions and other	730	572	787	546	471	474	699	787	2,635	2,432
Total income	**11,744**	**11,778**	**12,179**	**12,277**	**11,888**	**12,223**	**12,624**	**12,759**	**47,978**	**49,494**
Operating expenses	(5,590)	(5,617)	(5,560)	(5,755)	(5,665)	(5,758)	(5,821)	(6,036)	(22,522)	(23,280)
Net operating income	**6,154**	**6,161**	**6,619**	**6,522**	**6,223**	**6,465**	**6,803**	**6,723**	**25,456**	**26,214**
Net loan-loss provisions	(2,233)	(1,982)	(2,213)	(2,424)	(2,136)	(2,120)	(2,460)	(2,606)	(8,852)	(9,321)
Other gains (losses) and provisions	(394)	(463)	(515)	(601)	(461)	(487)	(468)	(548)	(1,973)	(1,964)
Underlying profit before tax	**3,527**	**3,716**	**3,890**	**3,497**	**3,626**	**3,858**	**3,875**	**3,570**	**14,631**	**14,929**
Underlying consolidated profit	**2,309**	**2,367**	**2,455**	**2,351**	**2,326**	**2,516**	**2,549**	**2,436**	**9,483**	**9,826**
Underlying attributable profit	**1,959**	**1,950**	**2,084**	**2,005**	**1,919**	**2,072**	**2,155**	**2,105**	**7,998**	**8,252**
Net capital gains and provisions*	—	(300)	—	46	(152)	(704)	(1,603)	722	(254)	(1,737)
Attributable profit	1,959	1,650	2,084	2,050	1,768	1,369	552	2,827	7,744	6,515

(*) Including:
in Q2'18, costs associated to integrations (mainly restructuring costs), net of tax impacts, in Spain, the Corporate Centre and Portugal in Q4'18, badwill in Poland for the integration of Deutsche Bank Polska's retail and SMEs businesses in Q1'19, capital gains from Prisma, capital losses due to property sales and restructuring costs in Q2'19, restructuring costs in Spain and the UK and PPI
in Q3,19, restructuring costs in the UK and Poland, PPI, deterioration of goodwill ascribed to the UK and impact of devaluation of the ARS on the capital gain from Prisma registered in Q1'19 in Q4'19, net capital gains related to the agreement with Crédit Agricole S.A. to integrate the custody businesses, net positive results related to tax reform in Brazil, net capital losses related to real estate stakes (Spain), restructuring costs, provisions related to intangible assets and other

Santander
84

Europe EUROPE (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 3,502 3,508 3,562 3,631 3,561 3,580 3,530 3,531 14,204 14,201 Net fee income 1,372 1,382 1,354 1,327 1,327 1,304 1,310 1,319 5,435 5,260 Gains (losses) on financial transactions and other 477 282 503 355 337 304 455 443 1,618 1,540 Total income 5,352 5,173 5,419 5,314 5,225 5,188 5,295 5,292 21,257 21,001 Operating expenses (2,841) (2,825) (2,735) (2,764) (2,802) (2,789) (2,719) (2,733) (11,165) (11,044) Net operating income 2,510 2,348 2,684 2,550 2,423 2,399 2,576 2,559 10,091 9,957 Net loan-loss provisions (457) (403) (406) (306) (457) (387) (497) (498) (1,572) (1,839) Other gains (losses) and provisions (195) (194) (205) (435) (198) (231) (130) (209) (1,028) (768) Underlying profit before tax 1,859 1,751 2,072 1,809 1,768 1,781 1,949 1,852 7,491 7,350 Underlying consolidated profit 1,359 1,276 1,498 1,339 1,276 1,306 1,418 1,370 5,472 5,371 Underlying attributable profit 1,260 1,162 1,384 1,242 1,163 1,191 1,286 1,238 5,048 4,878 85

Europe EUROPE (Constant EUR mn) Constant EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 3,500 3,501 3,577 3,639 3,555 3,574 3,559 3,514 14,216 14,201 Net fee income 1,372 1,382 1,358 1,330 1,326 1,303 1,317 1,314 5,442 5,260 Gains (losses) on financial transactions and other 480 282 505 357 338 304 456 443 1,623 1,540 Total income 5,351 5,164 5,440 5,325 5,218 5,181 5,331 5,271 21,281 21,001 Operating expenses (2,844) (2,823) (2,748) (2,771) (2,798) (2,785) (2,740) (2,720) (11,185) (11,044) Net operating income 2,508 2,342 2,692 2,554 2,420 2,396 2,591 2,551 10,096 9,957 Net loan-loss provisions (455) (403) (406) (308) (456) (387) (498) (497) (1,572) (1,839) Other gains (losses) and provisions (195) (193) (206) (435) (198) (231) (132) (208) (1,029) (768) Underlying profit before tax 1,858 1,746 2,080 1,811 1,766 1,777 1,961 1,846 7,494 7,350 Underlying consolidated profit 1,358 1,271 1,503 1,341 1,275 1,303 1,428 1,365 5,473 5,371 Underlying attributable profit 1,259 1,158 1,389 1,244 1,161 1,188 1,295 1,234 5,051 4,878 86

Spain Sp in (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 969 1,026 1,044 1,054 1,009 1,009 967 934 4,093 3,919 Net fee income 669 671 651 633 623 624 614 620 2,624 2,481 Gains (losses) on financial transactions and other 247 163 370 117 224 216 408 258 898 1,107 Total income 1,885 1,860 2,065 1,804 1,857 1,849 1,989 1,811 7,615 7,506 Operating expenses (1,112) (1,093) (1,065) (1,068) (1,025) (1,020) (999) (977) (4,338) (4,021) Net operating income 773 767 1,000 737 832 829 990 834 3,277 3,485 Net loan-loss provisions (217) (220) (213) (140) (242) (228) (210) (176) (789) (856) Other gains (losses) and provisions (131) (102) (132) (60) (112) (143) (100) (100) (425) (455) Underlying profit before tax 425 446 655 537 478 458 681 557 2,063 2,174 Underlying consolidated profit 326 335 486 408 356 338 491 400 1,555 1,585 Underlying attributable profit 326 335 486 408 356 338 491 400 1,554 1,585 87

Santander nt Co Consumer Fi ance Finance (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 915 928 937 943 941 971 977 960 3,723 3,848 Net fee income 215 188 206 189 214 201 213 195 798 823 Gains (losses) on financial transactions and other 10 10 13 56 13 (18) 14 30 90 39 Total income 1,140 1,126 1,157 1,187 1,167 1,154 1,203 1,185 4,610 4,710 Operating expenses (510) (508) (476) (495) (508) (527) (504) (499) (1,989) (2,038) Net operating income 630 618 681 692 659 627 699 686 2,622 2,672 Net loan-loss provisions (120) (69) (124) (47) (122) (59) (147) (148) (360) (477) Other gains (losses) and provisions 24 13 5 (166) 24 (12) 42 (33) (125) 20 Underlying profit before tax 534 562 561 479 561 556 594 504 2,137 2,215 Underlying consolidated profit 388 411 405 357 402 401 420 394 1,561 1,618 Underlying attributable profit 322 345 331 295 324 334 338 319 1,293 1,314 88

Santander nt Co Consumer Fi ance Finance (Constant EUR mn) Constant EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 910 923 933 940 940 968 977 964 3,706 3,848 Net fee income 214 188 206 189 214 201 213 195 797 823 Gains (losses) on financial transactions and other 10 10 14 56 13 (18) 14 30 90 39 Total income 1,134 1,121 1,153 1,184 1,166 1,151 1,204 1,189 4,592 4,710 Operating expenses (508) (506) (474) (494) (508) (526) (504) (501) (1,981) (2,038) Net operating income 627 615 678 690 658 626 699 688 2,611 2,672 Net loan-loss provisions (120) (70) (123) (48) (121) (60) (147) (149) (360) (477) Other gains (losses) and provisions 24 13 5 (166) 24 (12) 42 (33) (124) 20 Underlying profit before tax 531 558 560 477 561 554 595 506 2,126 2,215 Underlying consolidated profit 386 408 404 356 402 399 420 396 1,553 1,618 Underlying attributable profit 320 342 330 293 324 332 338 320 1,286 1,314 89

United nit d Kingdom (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 1,023 1,029 1,016 1,011 975 944 908 961 4,078 3,788 Net fee income 219 240 230 224 216 207 217 226 912 866 Gains (losses) on financial transactions and other 29 50 55 8 15 32 (5) 33 142 74 Total income 1,270 1,319 1,300 1,242 1,206 1,183 1,119 1,220 5,132 4,727 Operating expenses (725) (715) (697) (700) (739) (703) (681) (712) (2,837) (2,835) Net operating income 545 605 603 542 467 479 438 508 2,295 1,892 Net loan-loss provisions (66) (36) (26) (43) (61) (19) (77) (96) (171) (253) Other gains (losses) and provisions (59) (44) (63) (155) (50) (25) (43) (66) (321) (184) Underlying profit before tax 420 524 514 344 357 435 318 345 1,803 1,455 Underlying consolidated profit 297 382 364 254 260 333 252 255 1,296 1,100 Underlying attributable profit 290 375 358 249 254 327 246 249 1,272 1,077 90

United nit d Kingdom (GBP mn) GBP mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 904 901 907 896 850 825 820 827 3,608 3,322 Net fee income 193 210 205 198 189 181 195 194 807 759 Gains (losses) on financial transactions and other 25 44 49 7 13 28 (4) 29 125 65 Total income 1,122 1,156 1,160 1,101 1,052 1,034 1,011 1,050 4,540 4,146 Operating expenses (641) (626) (622) (620) (644) (615) (615) (612) (2,510) (2,487) Net operating income 481 530 538 481 407 419 396 437 2,030 1,659 Net loan-loss provisions (58) (32) (24) (38) (53) (17) (68) (83) (152) (222) Other gains (losses) and provisions (52) (39) (56) (137) (43) (22) (39) (58) (284) (161) Underlying profit before tax 371 460 458 306 311 380 288 296 1,595 1,276 Underlying consolidated profit 262 335 325 225 227 291 228 219 1,147 965 Underlying attributable profit 257 328 319 221 222 286 223 214 1,125 945 91

Portugal Portu l (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 222 213 211 211 216 213 214 213 858 856 Net fee income 98 91 92 96 98 99 96 98 377 390 Gains (losses) on financial transactions and other 22 42 20 26 44 42 22 21 110 129 Total income 341 346 323 334 357 354 331 332 1,344 1,375 Operating expenses (159) (165) (157) (162) (157) (154) (155) (156) (644) (623) Net operating income 182 181 165 171 200 200 176 175 700 751 Net loan-loss provisions (8) (0) (11) (12) 13 (1) (0) (4) (32) 8 Other gains (losses) and provisions (9) (22) 13 36 (20) (13) 2 21 18 (9) Underlying profit before tax 166 159 166 195 193 186 178 192 686 750 Underlying consolidated profit 127 103 115 136 135 126 125 140 481 527 Underlying attributable profit 127 103 114 136 135 125 125 140 479 525 92

Poland Po d (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 247 240 243 265 281 284 298 307 996 1,171 Net fee income 112 114 111 115 113 117 119 117 453 467 Gains (losses) on financial transactions and other (26) 44 13 10 (18) 39 24 34 40 80 Total income 333 398 367 390 377 440 442 459 1,488 1,717 Operating expenses (154) (163) (157) (165) (173) (176) (175) (169) (640) (693) Net operating income 178 236 210 224 204 263 267 290 848 1,024 Net loan-loss provisions (46) (41) (33) (41) (43) (64) (59) (51) (161) (217) Other gains (losses) and provisions (13) (34) (26) (61) (34) (34) (24) (34) (135) (127) Underlying profit before tax 119 160 151 122 127 166 183 205 552 681 Underlying consolidated profit 89 131 114 88 89 130 139 153 422 511 Underlying attributable profit 63 92 80 61 61 89 95 104 296 349 93

Poland Po d (PLN mn) PLN mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 1,031 1,025 1,047 1,139 1,209 1,216 1,288 1,317 4,242 5,030 Net fee income 469 487 478 493 488 499 514 504 1,928 2,005 Gains (losses) on financial transactions and other (110) 183 54 41 (76) 168 104 147 168 343 Total income 1,390 1,695 1,579 1,674 1,622 1,883 1,906 1,968 6,338 7,379 Operating expenses (646) (693) (676) (710) (745) (755) (754) (726) (2,725) (2,979) Net operating income 745 1,002 904 963 877 1,128 1,152 1,242 3,613 4,399 Net loan-loss provisions (191) (175) (143) (177) (186) (272) (256) (217) (687) (931) Other gains (losses) and provisions (55) (146) (113) (261) (145) (146) (106) (147) (575) (544) Underlying profit before tax 499 681 648 525 546 710 791 878 2,352 2,925 Underlying consolidated profit 371 557 489 379 385 556 600 655 1,796 2,195 Underlying attributable profit 262 391 344 263 264 379 409 446 1,259 1,498 94

Otherer Europe rope (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 127 71 111 147 139 159 166 155 456 620 Net fee income 60 77 64 71 62 56 52 63 272 234 Gains (losses) on financial transactions and other 196 (27) 32 139 60 (7) (8) 68 340 112 Total income 382 122 207 357 261 209 211 286 1,068 966 Operating expenses (181) (181) (182) (174) (200) (208) (205) (219) (718) (833) Net operating income 202 (59) 24 183 61 0 5 66 350 133 Net loan-loss provisions 0 (36) 1 (24) (2) (16) (3) (23) (59) (44) Other gains (losses) and provisions (7) (4) (0) (28) (7) (4) (7) 4 (40) (14) Underlying profit before tax 194 (99) 25 131 52 (19) (5) 48 251 76 Underlying consolidated profit 132 (86) 15 96 33 (21) (8) 27 157 31 Underlying attributable profit 132 (87) 15 94 32 (22) (8) 26 154 28 95

Otherer Europe rope (Constant EUR mn) Constant EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 129 72 111 147 139 159 166 155 459 620 Net fee income 62 78 65 71 62 57 52 63 276 234 Gains (losses) on financial transactions and other 197 (26) 33 140 60 (7) (8) 67 344 112 Total income 388 124 209 358 262 209 210 285 1,079 966 Operating expenses (184) (184) (184) (175) (200) (208) (205) (219) (727) (833) Net operating income 204 (59) 25 183 61 1 5 66 353 133 Net loan-loss provisions (0) (36) 1 (24) (2) (16) (3) (23) (59) (44) Other gains (losses) and provisions (8) (4) (0) (28) (7) (4) (7) 4 (40) (14) Underlying profit before tax 196 (99) 26 131 53 (19) (5) 48 253 76 Underlying consolidated profit 134 (86) 15 96 34 (21) (8) 27 159 31 Underlying attributable profit 133 (87) 16 94 32 (22) (8) 26 156 28 96

North NORTH America MERICA (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 1,869 1,933 2,065 2,286 2,173 2,230 2,259 2,265 8,154 8,926 Net fee income 402 408 407 399 439 463 448 427 1,615 1,776 Gains (losses) on financial transactions and other 138 197 194 178 142 226 277 257 707 902 Total income 2,409 2,538 2,666 2,863 2,753 2,918 2,983 2,949 10,476 11,604 Operating expenses (1,078) (1,103) (1,134) (1,173) (1,172) (1,214) (1,267) (1,314) (4,488) (4,968) Net operating income 1,331 1,435 1,532 1,690 1,581 1,705 1,716 1,634 5,988 6,636 Net loan-loss provisions (779) (634) (876) (1,159) (804) (793) (1,009) (1,050) (3,449) (3,656) Other gains (losses) and provisions (26) (62) (74) (40) (64) (31) (79) (31) (202) (205) Underlying profit before tax 526 739 581 491 713 881 628 554 2,337 2,776 Underlying consolidated profit 397 535 423 383 526 664 481 422 1,738 2,092 Underlying attributable profit 298 393 318 296 386 503 388 389 1,304 1,667 97

North NORTH America MERICA (Constant EUR mn) Constant EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 2,034 2,063 2,136 2,359 2,203 2,234 2,250 2,240 8,592 8,926 Net fee income 435 436 419 411 444 463 446 422 1,701 1,776 Gains (losses) on financial transactions and other 152 210 201 182 144 227 276 255 745 902 Total income 2,621 2,708 2,756 2,953 2,791 2,924 2,972 2,917 11,038 11,604 Operating expenses (1,174) (1,176) (1,171) (1,208) (1,188) (1,216) (1,262) (1,301) (4,729) (4,968) Net operating income 1,447 1,532 1,585 1,745 1,603 1,708 1,709 1,616 6,309 6,636 Net loan-loss provisions (850) (674) (910) (1,201) (815) (795) (1,006) (1,040) (3,634) (3,656) Other gains (losses) and provisions (28) (66) (78) (41) (65) (31) (79) (30) (213) (205) Underlying profit before tax 569 792 596 504 723 883 625 545 2,462 2,776 Underlying consolidated profit 430 573 434 394 533 665 479 416 1,831 2,092 Underlying attributable profit 322 421 326 305 392 504 387 384 1,374 1,667 98

United nit d States es (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 1,221 1,281 1,337 1,553 1,407 1,453 1,460 1,449 5,391 5,769 Net fee income 214 219 208 217 234 244 238 230 859 947 Gains (losses) on financial transactions and other 143 170 190 196 174 222 278 215 699 889 Total income 1,578 1,670 1,735 1,967 1,815 1,920 1,977 1,894 6,949 7,605 Operating expenses (736) (738) (749) (796) (775) (805) (847) (869) (3,019) (3,297) Net operating income 842 931 986 1,171 1,039 1,115 1,130 1,025 3,930 4,309 Net loan-loss provisions (579) (445) (649) (945) (611) (568) (786) (828) (2,618) (2,792) Other gains (losses) and provisions (23) (50) (69) (57) (58) (26) (76) (39) (199) (200) Underlying profit before tax 240 436 268 169 370 521 267 158 1,113 1,317 Underlying consolidated profit 173 297 174 122 260 383 196 109 767 947 Underlying attributable profit 124 209 124 91 181 284 154 98 549 717 99

United nit d States es (USD mn) USD mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 1,500 1,526 1,555 1,780 1,598 1,633 1,623 1,604 6,361 6,457 Net fee income 263 261 241 248 266 275 264 255 1,013 1,059 Gains (losses) on financial transactions and other 176 203 222 225 197 250 310 238 825 996 Total income 1,940 1,990 2,018 2,252 2,061 2,158 2,198 2,096 8,199 8,513 Operating expenses (905) (879) (869) (908) (881) (905) (942) (963) (3,562) (3,690) Net operating income 1,035 1,111 1,148 1,344 1,180 1,253 1,256 1,134 4,637 4,823 Net loan-loss provisions (712) (528) (758) (1,092) (694) (637) (876) (918) (3,089) (3,126) Other gains (losses) and provisions (28) (60) (81) (65) (66) (29) (85) (43) (235) (223) Underlying profit before tax 295 523 308 187 420 586 295 172 1,313 1,474 Underlying consolidated profit 213 356 200 135 295 431 216 118 905 1,060 Underlying attributable profit 153 251 143 101 206 319 170 107 648 803 100

Mexico Mexico (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 649 653 728 733 766 777 798 816 2,763 3,157 Net fee income 187 188 199 181 204 218 210 197 756 829 Gains (losses) on financial transactions and other (5) 27 3 (18) (32) 4 (1) 42 8 13 Total income 831 868 931 897 939 999 1,007 1,054 3,527 3,998 Operating expenses (342) (364) (385) (378) (397) (409) (420) (445) (1,469) (1,671) Net operating income 489 504 546 519 542 590 586 609 2,058 2,327 Net loan-loss provisions (200) (189) (227) (215) (193) (225) (223) (222) (830) (863) Other gains (losses) and provisions (3) (12) (5) 17 (6) (5) (3) 8 (3) (5) Underlying profit before tax 286 303 313 321 343 360 361 395 1,224 1,459 Underlying consolidated profit 224 237 249 261 266 280 286 313 971 1,145 Underlying attributable profit 173 183 194 205 205 219 234 291 755 950 101

Mexico Mexico (MXN mn) MXN mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 14,945 15,080 16,086 16,573 16,703 16,694 17,231 17,393 62,685 68,021 Net fee income 4,312 4,355 4,390 4,098 4,455 4,695 4,535 4,188 17,153 17,873 Gains (losses) on financial transactions and other (114) 623 71 (407) (687) 83 (31) 906 173 270 Total income 19,143 20,058 20,546 20,264 20,471 21,471 21,735 22,487 80,011 86,164 Operating expenses (7,870) (8,418) (8,504) (8,534) (8,655) (8,786) (9,076) (9,501) (33,326) (36,017) Net operating income 11,273 11,640 12,043 11,730 11,816 12,685 12,659 12,987 46,685 50,146 Net loan-loss provisions (4,610) (4,357) (5,020) (4,853) (4,211) (4,850) (4,813) (4,725) (18,840) (18,599) Other gains (losses) and provisions (72) (272) (115) 383 (120) (105) (59) 175 (77) (110) Underlying profit before tax 6,591 7,011 6,908 7,259 7,485 7,729 7,787 8,437 27,769 31,438 Underlying consolidated profit 5,155 5,484 5,491 5,892 5,804 6,028 6,167 6,682 22,021 24,681 Underlying attributable profit 3,995 4,233 4,281 4,626 4,472 4,713 5,059 6,219 17,135 20,462 102

South SOUTH America MERICA (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 3,298 3,259 2,952 3,382 3,222 3,425 3,314 3,356 12,891 13,316 Net fee income 1,189 1,151 903 1,254 1,178 1,178 1,204 1,228 4,497 4,787 Gains (losses) on financial transactions and other 123 131 28 4 88 45 59 130 286 322 Total income 4,610 4,541 3,883 4,640 4,487 4,647 4,577 4,714 17,674 18,425 Operating expenses (1,716) (1,645) (1,353) (1,843) (1,645) (1,664) (1,586) (1,762) (6,558) (6,656) Net operating income 2,894 2,896 2,530 2,797 2,842 2,984 2,991 2,953 11,117 11,769 Net loan-loss provisions (1,010) (948) (810) (968) (903) (956) (916) (1,015) (3,736) (3,789) Other gains (losses) and provisions (152) (181) (153) (177) (154) (151) (193) (249) (663) (748) Underlying profit before tax 1,732 1,767 1,566 1,652 1,785 1,876 1,882 1,688 6,717 7,232 Underlying consolidated profit 1,077 1,084 895 1,020 1,093 1,205 1,184 1,107 4,076 4,588 Underlying attributable profit 920 926 747 858 926 1,035 1,016 947 3,451 3,924 103

South SOUTH America MERICA (Constant EUR mn) Constant EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 2,887 3,016 3,149 3,134 3,064 3,328 3,408 3,516 12,186 13,316 Net fee income 1,009 1,039 1,007 1,120 1,111 1,140 1,248 1,288 4,177 4,787 Gains (losses) on financial transactions and other 95 91 74 20 84 53 55 131 279 322 Total income 3,991 4,146 4,230 4,274 4,259 4,521 4,711 4,935 16,642 18,425 Operating expenses (1,444) (1,473) (1,502) (1,621) (1,540) (1,594) (1,669) (1,853) (6,040) (6,656) Net operating income 2,547 2,673 2,728 2,653 2,719 2,927 3,042 3,081 10,602 11,769 Net loan-loss provisions (891) (875) (869) (894) (856) (933) (943) (1,058) (3,529) (3,789) Other gains (losses) and provisions (127) (152) (176) (172) (144) (152) (195) (257) (628) (748) Underlying profit before tax 1,528 1,646 1,683 1,588 1,720 1,841 1,904 1,766 6,445 7,232 Underlying consolidated profit 946 1,005 978 989 1,055 1,180 1,197 1,156 3,918 4,588 Underlying attributable profit 802 854 828 829 894 1,012 1,029 989 3,313 3,924 104

Brazil Brazil (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 2,482 2,424 2,377 2,475 2,459 2,520 2,560 2,534 9,758 10,072 Net fee income 920 872 776 929 931 924 970 974 3,497 3,798 Gains (losses) on financial transactions and other 42 27 27 (8) 21 9 (7) 57 89 81 Total income 3,445 3,323 3,180 3,396 3,411 3,453 3,522 3,565 13,345 13,951 Operating expenses (1,169) (1,100) (1,036) (1,196) (1,125) (1,102) (1,137) (1,242) (4,500) (4,606) Net operating income 2,276 2,224 2,145 2,201 2,286 2,351 2,385 2,323 8,845 9,345 Net loan-loss provisions (822) (750) (665) (726) (710) (761) (753) (813) (2,963) (3,036) Other gains (losses) and provisions (154) (170) (174) (198) (167) (153) (178) (205) (697) (704) Underlying profit before tax 1,300 1,303 1,306 1,276 1,409 1,438 1,454 1,305 5,185 5,606 Underlying consolidated profit 758 726 695 749 816 856 862 777 2,927 3,311 Underlying attributable profit 674 643 615 659 721 762 767 689 2,592 2,939 105

Brazil Brazil (BRL mn) BRL mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 9,898 10,383 10,874 10,747 10,516 11,095 11,272 11,534 41,903 44,416 Net fee income 3,670 3,738 3,577 4,032 3,980 4,070 4,271 4,429 15,017 16,750 Gains (losses) on financial transactions and other 169 119 128 (32) 91 41 (31) 254 384 355 Total income 13,737 14,241 14,579 14,747 14,587 15,206 15,511 16,216 57,304 61,521 Operating expenses (4,662) (4,716) (4,756) (5,188) (4,810) (4,857) (5,007) (5,636) (19,323) (20,310) Net operating income 9,075 9,525 9,823 9,559 9,777 10,350 10,504 10,580 37,981 41,211 Net loan-loss provisions (3,276) (3,220) (3,070) (3,155) (3,037) (3,347) (3,314) (3,690) (12,721) (13,387) Other gains (losses) and provisions (615) (727) (793) (859) (716) (673) (785) (928) (2,994) (3,103) Underlying profit before tax 5,184 5,578 5,960 5,545 6,024 6,330 6,405 5,962 22,266 24,721 Underlying consolidated profit 3,021 3,114 3,185 3,250 3,491 3,769 3,795 3,546 12,570 14,601 Underlying attributable profit 2,687 2,758 2,822 2,863 3,082 3,353 3,376 3,147 11,130 12,958 106

Chile hile (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 490 495 481 477 440 500 462 464 1,944 1,867 Net fee income 111 117 101 95 103 97 102 102 424 404 Gains (losses) on financial transactions and other 40 30 49 49 56 59 82 71 168 268 Total income 640 642 632 622 600 656 646 638 2,535 2,539 Operating expenses (259) (273) (257) (259) (255) (269) (260) (246) (1,047) (1,031) Net operating income 381 369 374 363 344 387 386 392 1,488 1,508 Net loan-loss provisions (121) (115) (117) (120) (102) (105) (106) (130) (473) (443) Other gains (losses) and provisions 22 32 19 31 37 (1) 15 12 103 63 Underlying profit before tax 282 287 276 274 279 281 295 274 1,118 1,129 Underlying consolidated profit 222 231 220 226 219 237 234 229 899 919 Underlying attributable profit 150 157 152 153 148 163 162 157 612 630 107

Chile hile (CLP mn) CLP mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 362,502 366,847 370,827 370,410 333,439 383,545 363,195 386,260 1,470,585 1,466,440 Net fee income 81,758 86,556 78,318 73,959 78,010 74,473 80,052 85,052 320,592 317,587 Gains (losses) on financial transactions and other 29,304 22,193 37,699 38,131 42,713 45,387 63,719 58,999 127,326 210,818 Total income 473,564 475,595 486,844 482,500 454,162 503,405 506,966 530,311 1,918,503 1,994,844 Operating expenses (191,398) (202,047) (198,556) (200,524) (193,440) (206,641) (204,239) (205,576) (792,525) (809,897) Net operating income 282,166 273,549 288,288 281,976 260,722 296,763 302,727 324,735 1,125,978 1,184,948 Net loan-loss provisions (89,852) (84,920) (90,252) (93,034) (77,584) (80,828) (83,231) (106,535) (358,059) (348,178) Other gains (losses) and provisions 16,034 23,790 14,617 23,614 28,393 (417) 11,726 10,140 78,054 49,841 Underlying profit before tax 208,348 212,419 212,652 212,555 211,531 215,518 231,222 228,340 845,974 886,611 Underlying consolidated profit 164,447 171,185 169,725 174,910 165,949 182,169 183,336 190,253 680,267 721,707 Underlying attributable profit 111,006 116,570 117,196 118,562 112,355 125,176 126,756 130,587 463,334 494,874 108

Argentina Argen (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 214 234 (6) 327 213 298 180 250 768 940 Net fee income 129 133 (6) 192 116 125 88 118 448 446 Gains (losses) on financial transactions and other 34 63 (58) (46) 2 (33) (31) (8) (7) (70) Total income 377 430 (70) 472 331 389 237 359 1,209 1,316 Operating expenses (219) (208) (1) (324) (202) (229) (122) (209) (751) (762) Net operating income 158 222 (71) 148 129 161 115 150 458 554 Net loan-loss provisions (49) (75) (7) (99) (73) (70) (39) (53) (231) (235) Other gains (losses) and provisions (17) (41) 4 9 (22) 3 (28) (54) (45) (101) Underlying profit before tax 92 107 (73) 58 34 94 47 43 183 217 Underlying consolidated profit 66 71 (71) 17 10 63 24 47 83 145 Underlying attributable profit 66 71 (71) 17 10 63 23 47 82 144 109

Argentina Argen (ARS mn) ARS mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 5,172 6,385 7,820 8,507 10,117 14,548 18,638 19,924 27,885 63,227 Net fee income 3,121 3,660 4,472 5,022 5,486 6,131 8,976 9,403 16,275 29,996 Gains (losses) on financial transactions and other 824 1,683 (799) (1,972) 102 (1,596) (2,372) (847) (265) (4,713) Total income 9,117 11,729 11,492 11,557 15,704 19,083 25,243 28,480 43,896 88,510 Operating expenses (5,291) (5,722) (7,738) (8,523) (9,602) (11,210) (13,861) (16,583) (27,275) (51,256) Net operating income 3,826 6,006 3,755 3,034 6,102 7,872 11,382 11,897 16,621 37,254 Net loan-loss provisions (1,196) (2,021) (2,546) (2,615) (3,441) (3,459) (4,538) (4,391) (8,379) (15,829) Other gains (losses) and provisions (411) (1,077) (849) 721 (1,067) 131 (2,040) (3,831) (1,616) (6,807) Underlying profit before tax 2,218 2,908 360 1,140 1,594 4,544 4,805 3,674 6,626 14,617 Underlying consolidated profit 1,600 1,950 (644) 99 497 3,056 2,574 3,636 3,005 9,762 Underlying attributable profit 1,589 1,935 (649) 107 490 3,043 2,519 3,600 2,982 9,653 110

Otherer SouthAm America a (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 112 106 100 103 109 108 112 108 421 437 Net fee income 29 29 31 38 29 32 44 34 128 138 Gains (losses) on financial transactions and other 7 11 9 8 8 9 16 10 36 43 Total income 148 146 141 150 146 149 172 153 585 619 Operating expenses (70) (65) (59) (65) (63) (64) (67) (64) (259) (257) Net operating income 78 81 81 84 83 85 105 88 326 362 Net loan-loss provisions (17) (9) (22) (22) (18) (20) (18) (20) (70) (75) Other gains (losses) and provisions (3) (2) (2) (18) (2) (1) (2) (2) (24) (7) Underlying profit before tax 59 71 58 44 63 64 86 66 231 280 Underlying consolidated profit 31 55 51 29 47 48 64 54 166 213 Underlying attributable profit 31 55 51 29 47 47 64 54 165 212 111

Otherer SouthAm America a (Constant EUR mn) Constant EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 104 99 94 99 105 107 113 113 397 437 Net fee income 27 27 30 37 27 31 44 36 121 138 Gains (losses) on financial transactions and other 7 10 9 8 8 9 16 10 34 43 Total income 138 137 134 144 140 148 172 159 552 619 Operating expenses (65) (61) (56) (62) (60) (63) (67) (67) (244) (257) Net operating income 73 76 78 82 80 85 106 92 308 362 Net loan-loss provisions (16) (7) (20) (21) (17) (20) (18) (21) (64) (75) Other gains (losses) and provisions (2) (2) (2) (18) (2) (1) (2) (3) (24) (7) Underlying profit before tax 55 67 56 43 61 64 86 69 220 280 Underlying consolidated profit 28 52 49 28 45 47 64 56 157 213 Underlying attributable profit 28 52 49 28 45 47 64 56 155 212 112

Santander SANTANDER Global LOBAL Platform PLATFORM (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income 18 20 20 20 22 23 23 23 79 92 Net fee income 1 1 1 4 2 1 2 2 7 6 Gains (losses) on financial transactions and other (4) (3) (3) (2) (5) (4) (1) (7) (12) (17) Total income 16 18 19 21 19 20 24 18 74 81 Operating expenses (23) (39) (32) (49) (41) (67) (60) (72) (142) (240) Net operating income (7) (21) (13) (28) (22) (47) (36) (54) (68) (159) Net loan-loss provisions 0 (0) (0) (0) (0) (0) (0) (0) (0) (1) Other gains (losses) and provisions (1) (0) (1) (0) (1) (0) (1) (4) (2) (6) Underlying profit before tax (7) (21) (13) (28) (23) (47) (37) (58) (70) (166) Underlying consolidated profit (9) (14) (10) (22) (11) (40) (26) (43) (54) (120) Underlying attributable profit (9) (14) (10) (22) (11) (40) (26) (43) (54) (120) 113

Corporate CORPORATE Centre CENTRE (EUR mn) EUR mn Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 Q3’19 Q4’19 2018 2019 Net interest income (234) (243) (251) (259) (296) (304) (319) (333) (987) (1,252) Net fee income (9) (9) (24) (28) (14) (13) (9) (15) (69) (50) Gains (losses) on financial transactions and other 7 (7) 9 (10) (90) (106) (85) (34) (1) (315) Total income (236) (258) (266) (297) (399) (423) (413) (381) (1,057) (1,617) Operating expenses (105) (107) (107) (106) (97) (96) (90) (89) (426) (373) Net operating income (341) (365) (373) (403) (497) (519) (504) (471) (1,483) (1,990) Net loan-loss provisions (37) (30) (28) (21) (8) (5) (14) (10) (115) (36) Other gains (losses) and provisions (43) (50) (55) 47 (55) (72) (61) (49) (101) (237) Underlying profit before tax (420) (446) (456) (377) (559) (595) (579) (529) (1,699) (2,262) Underlying consolidated profit (416) (468) (450) (351) (526) (592) (529) (458) (1,685) (2,105) Underlying attributable profit (415) (469) (450) (352) (517) (592) (529) (459) (1,686) (2,096) 114

Glossary 115

Glossary—Acronyms AFS: Available for sale LLPs: Loan-loss provisions ROF: Gains on financial transactions AuM: Assets under Management M/LT: Medium- and long-term RoRWA: Return on risk-weighted assets bn: Billion mn: million RoTE: Return on tangible equity bp: basic point MDR: Merchant Discount Rate RWA: Risk-weighted assets CET1: Common equity tier 1 MXN: Mexican Pesos SBNA: Santander Bank NA C&I: Commercial and Industrial n.a.: Not available SCF: Santander Consumer Finance CIB: Corporate & Investment Bank NII: Net interest income SC USA: Santander Consumer USA CoE: Cost of Equity NIM: Net interest margin SME: Small and Medium Enterprises DGF: Deposit guarantee fund n.m.: Not meaningful SRF: Single Resolution Fund DPS: Dividend per share NPL: Non-performing loans ST: Short term GDP: Gross domestic product PBT: Profit before tax SVR: Standard variable rate GTS: Global trade services P&L: Profit and loss TDR: Troubled debt restructuring FL: Fully-loaded pp: percentage point TLAC: Total loss absorbing capacity FX: Foreign exchange PPP: Pre-provision profit TNAV: Tangible net asset value EPS: Earning per share QoQ: Quarter-on-Quarter UF: Unidad de fomento (Chile) ESG: Environmental, social and governance RE: Real Estate YoY: Year-on-Year LTV: Loan to Value Repos: Repurchase agreements UX: User experience LLPs: Loan-loss provisions 116

Glossary – definitions PROFITABILITY AND EFFICIENCY RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK NPL ratio: Non-performing loans and customer advances, customer guarantees and contingent liabilities / total risk. Total risk is defined as: normal and non-performing balances of customer loans and advances, customer guarantees and contingent liabilities NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and advances, customer guarantees and contingent liabilities / non-performing balances of customer loans and advances, customer guarantees and contingent liabilities Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALISATION Tangible net asset value per share – TNAVps: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + accumulated other comprehensive income—intangible assets Notes: 1) The averages for the RoTE and RoRWA denominators are calculated on the basis of 13 months from December to December. 2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. 3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoRWA is the annualised underlying consolidated result (excluding non-recurring results), to which is added non-recurring results without annualising them. 4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR). 117

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 29, 2020	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer